 Exhibit 99.1

Second Quarter Report 2022

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
This Management’s Discussion and Analysis (“MD&A”) dated July 27, 2022 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2022 (the “Second Quarter Financial Statements”) that were prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS (“Annual Financial Statements”) filed with Canadian securities regulators and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2021 (the “Form 40-F”). The condensed interim consolidated financial statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”), Mexican pesos or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedar.com and the Form 40-F is on file with the Securities and Exchange Commission (“SEC”) at www.sec.gov/edgar.
Forward Looking Statements
Certain statements contained in this MD&A referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this MD&A include the following:
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the Company’s outlook for 2022 and future periods;

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anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

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statements regarding the Company’s forward-looking production outlook, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, and cash flows;

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statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 and its variants on the Company’s future operations and overall business;

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statements regarding the estimated timing and conclusions of technical studies and evaluations;

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statements regarding the methods by which ore will be extracted or processed;

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statements concerning the Company’s expansion plans at the Kittila mine, Meliadine mine’s Phase 2 project, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof;

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statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
•
statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, financing costs and expectations as to the funding or reductions thereof;

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statements regarding estimates of future mineral reserves, mineral resources, effect of drill results on future mineral reserves and mineral resources, mineral production, and sales;

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statements regarding the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;

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statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

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statements regarding anticipated future exploration;

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statements about the Company’s plans at its Hope Bay mine;

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statements regarding the anticipated timing of events with respect to the Company’s mine sites;

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statements regarding the sufficiency of the Company’s cash resources;

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statements regarding the Company’s normal course issuer bid;

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statements regarding future activity with respect to the Company’s unsecured revolving bank credit facility;

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statements regarding future dividend amounts and payment dates; and

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statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that governments, the Company or others do not take measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business; that measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, pandemics, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Australian dollar, Euro, Mexican peso and the U.S. dollar will be approximately consistent with Agnico Eagle’s expectations; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; that seismic activity at the Company’s operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
The forward-looking statements in this MD&A reflect the Company’s views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF and Annual MD&A as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.
Meaning of “including” and “such as”: When used in this MD&A the terms “including” and “such as” mean including and such as, without limitation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “realized prices”, “sustaining capital expenditures”, “development capital expenditures” and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the condensed interim consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.
The total cash costs per ounce of gold produced (also referred to as total cash costs per ounce) is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for by-product revenues, inventory production costs, the impacts of purchase price allocation to inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19, production costs associated with the retrospective adjustments from the application of the IAS 16 amendments and other adjustments, which include the costs associated with a 5% in-kind royalty paid by the Canadian Malartic mine, a 2% in-kind royalty paid by the Detour Lake mine, a 1.5% in-kind royalty paid by the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced excluding production prior to the achievement of commercial production. Certain line items such as operational care and maintenance costs due to COVID-19, and realized gains and losses on hedges of production costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail about these reconciling items, allowing investors to better understand the impact of such events on the cash operating costs per ounce and minesite cost per tonne. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with gold production and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
In this MD&A, unless otherwise indicated, total cash cost per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
majority of the Company’s revenues are from gold (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produce (iv) it is a method used by management and the Board to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.
All-in sustaining costs (“AISC”) per ounce of gold produced (also referred to as all-in sustaining cost per ounce) on a by-product basis is used to reflect the Company’s total sustaining expenditures of producing and selling an ounce of gold while maintaining the Company’s current operations. AISC per ounce is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced (excluding production prior to the achievement of commercial production). These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for this inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization. In this MD&A, unless otherwise indicated, AISC per ounce of gold produced is reported on a by-product basis.
The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs per ounce of gold produced measure is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.
Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed (excluding the tonnage processed prior to the achievement of commercial production). As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful measure for investors as it provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain non-recurring, unusual

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, income and mining taxes adjustments as well as other items (which includes changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets, multi-year donations and integration costs). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the company adds the following items to the operating margin: Income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). Management uses this measure internally for planning purposes and to forecast future operating results.The Company believes that operating margin is a useful measure that reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead (including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gains and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, care and maintenance expenses, other income and expenses and income and mining tax expenses). This measure is intended to provide investors with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.
Realized prices are calculated as revenue from mining operations by metal divided by the volume of metal sold. Management uses realized prices to, and believes is helpful to investors so they can, evaluate the impact of changing metals prices on the Company’s revenue in each reporting period. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and foreign exchange rates.
Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production. This measure includes expenditures on assets so that they retain their existing productive capacity as well as expenditures that enhance performance and reliability of the operations. Development capital expenditures are expenditures incurred at new projects and expenditures at existing operations that are undertaken with the intention to increase net present value through higher production levels or extensions of mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments, management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. While the Company follows the WGC guidance in its classification of capital expenditures into sustaining or development, the classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Mexico and Finland, with exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.
Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.
Recent Developments
Merger with Kirkland Lake Gold Ltd. (“Kirkland”)
The Company announced on September 28, 2021 that they had entered into an agreement with Kirkland to combine in a merger of equals (the “Merger”) and continue under the name “Agnico Eagle Mines Limited”. Agnico Eagle and Kirkland closed the transaction on February 8, 2022, with Agnico acquiring 100% of the issued and outstanding Kirkland shares. Each Kirkland shareholder received 0.7935 common shares of Agnico for each Kirkland share, which resulted in the issuance of 209,274,263 Agnico common shares. Agnico began consolidating the operating results, cash flows and net assets of Kirkland from February 8, 2022. Kirkland is now a subsidiary of Agnico Eagle. Kirkland was a publicly traded mining company with ownership interests in the Detour Lake and Macassa mines in Ontario, Canada and the Fosterville mine in Australia.
Normal Course Issuer Bid
On April 29, 2022, the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of intention to establish a normal course issuer bid ( “NCIB”). The NCIB commenced on May 4, 2022 and will terminate on May 3, 2023, or such earlier date by which the Company has repurchased the maximum number of common shares authorized to be repurchased under the NCIB or on which the Company otherwise elects to terminate the NCIB. Under the NCIB, the Company is authorized to repurchase for cancellation up to a maximum of 22,785,308 common shares, representing 5% of the 455,706,160 common shares issued and outstanding as of April 28, 2022. However, the Company intends to repurchase a maximum of $500.0 million of its common shares under the NCIB.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange or any other eligible alternative Canadian trading system on which the Company’s common shares are traded, in each case, based on the prevailing market price of the Company’s common shares at the time of repurchase or such other price as may be permitted by the TSX, plus applicable brokerage fees. For purposes of the TSX rules, a maximum of 341,827 common shares may be repurchased by the Company on any one trading day under the NCIB program, except where repurchases are made in accordance with the “block purchase exception” of the TSX rules. The average daily trading volume for the six months ended March 31, 2022 was 1,367,311 common shares. Since the commencement of the NCIB, the Company repurchased for cancellation an aggregate of 453,000 common shares at an average price of $49.13 per common share, for a aggregate cost of approximately $22.3 million.
Impact of COVID-19 on the Company’s Business and Operations
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and its variants, and the duration and intensity of resulting business disruption and related financial and social impact, remain uncertain. Further, the extent and manner in which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 and its variants, may affect the Company cannot be predicted with certainty.
COVID-19, its variants and these measures have had and may continue to have an adverse impact on many aspects of the Company’s business including, employee health, workforce productivity and availability, travel, contractor availability, availability of supplies, ability to sell or deliver gold doré bars or concentrate, the Company’s ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company. Measures taken by governments, the Company or others in relation to COVID-19 and its variants could result in the Company reducing or suspending operations at one or more of its mines.
In September and October of 2021, there were a significant number of COVID-19 cases identified at the Hope Bay minesite. As a precautionary measure, the Company decided to suspend mining and milling operations as it investigated opportunities to improve screening, testing and health protocols at site. On February 18, 2022, the Company announced that it decided to maintain the suspension of production activities at the Doris mine, in order to dedicate the infrastructure of the Hope Bay site to exploration activities.
In December 2021, the Company experienced an increase in COVID-19 cases at its Nunavut operations given the increased spread and transmission of the Omicron variant of COVID-19. The Company took precautionary steps to protect the continued health of its Nunavut based workforce (“Nunavummiut”) and local residents in the communities in which they live. In collaboration with the Nunavut public health authorities, the Company again decided to send home the Nunavummiut from its Meliadine, Meadowbank and Hope Bay operations as well as its Nunavut exploration projects. Activities at the Meliadine mine were affected until mid-January 2022 and activities at the Meadowbank complex were affected until early February 2022. The Company worked with the Nunavut public health authorities on a reintegration plan and the process to return the Nunavummiut to the Company’s Nunavut operations was completed in early April 2022. Both operations are now back to operating at normal levels.
Most of the Company’s operations were affected by COVID-19 during the first half of 2022, but production levels and costs were generally in line with expectations. All sites are maintaining health and safety protocols but the impact appears to becoming more manageable as the Omicron wave declines.
Inflationary Cost Environment
During the first half of 2022, cost pressures were largely offset by strong operational performance, optimization and cost saving initiatives, positive foreign exchange impacts (weaker Euro, Canadian and

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
Australian dollars) and hedging programs for both fuel and currencies. The inflationary cost environment continues to be dynamic and the Company expects higher input costs to remain for the second half of 2022 and beyond. In the second half of 2022 the focus will continue to be on increasing operational efficiencies and cost optimization at all mining operations. In addition, the Company will continue to take advantage of opportunities to hedge its operating currencies and fuel. However, even with these efforts, we expect continued cost pressures in the second half of 2022 and expect these pressures to push full-year costs to the upper end of our cost guidance.
Financial and Operating Results
Operating Results
Agnico Eagle reported net income of $275.8 million, or $0.61 per share, in the second quarter of 2022, compared with net income of $196.4 million, or $0.81 per share, in the second quarter of 2021. Agnico Eagle reported adjusted net income1 of $347.1 million, or $0.761 per share, in the second quarter of 2022 compared with adjusted net income of $174.6 million, or $0.72 per share, in the second quarter of 2021.
In the second quarter of 2022, operating margin2 increased to $923.4 million compared with $551.6 million in the second quarter of 2021, primarily due to a 60.6% increase in revenues from mining operations as a result of the contribution of gold sales volume from the Detour Lake, Fosterville and Macassa mines following the Merger, higher gold sales volume from the Meadowbank, Meliadine and Kittila mines and a 2.9% increase in the average realized price of gold, partially offset by lower gold sales volume from the LaRonde complex and the Hope Bay mine.
Gold production increased to 858,170 ounces in the second quarter of 2022 compared with 526,006 ounces in the second quarter of 2021, primarily due to the contribution of gold production from the Detour Lake, Fosterville and Macassa mines following the Merger and increased gold production from the Meadowbank, Meliadine and Kittila mines. Partially offsetting the overall increase in gold production was the ceasing of production activities at the Hope Bay mine to focus on exploration activities and decreased gold production at the LaRonde complex.
Cash provided by operating activities increased to $633.3 million in the second quarter of 2022 compared with $419.4 million in the second quarter of 2021.
Agnico Eagle reported net income of $385.6 million or $0.92 per share, in the six months ended June 30, 2022, compared with net income of $341.6 million, or $1.40 per share, in the six months ended June 30, 2021. Agnico Eagle reported adjusted net income of $582.7 million, or $1.39 per share, in the first six months of 2022 compared with adjusted net income of $346.5 million, or $1.43 per share, in the first six months of 2021.
In the first six months of 2022, the operating margin increased to $1,587.4 million, compared with $1,083.9 million in the first six months of 2021, primarily due to a 47.8% increase in revenues from mining operations as a result of the contribution of gold sales volume from the Detour Lake, Fosterville and Macassa mines following the Merger and a 4.2% higher average realized price of gold between periods, partially offset by lower gold sales volumes from the LaRonde complex, Canadian Malartic and Nunavut mines.
Gold production increased to 1,518,774 ounces in the first six months of 2022, compared with 1,042,810 ounces in the first six months of 2021, primarily due to the contribution of gold production from the Detour Lake, Fosterville and Macassa mines since the completion of the Merger. Partially offsetting the overall

1
Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to net income and net income per share see Non-GAAP Financial Performance Measures below. See also Note to Investors Concerning Certain Measures of Performance.

2
Operating margin is a non-GAAP measure. For a reconciliation to net income see Non-GAAP Financial Performance Measures below. See also Note to Investors Concerning Certain Measures of Performance.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
increase in gold production between the first six months of 2022 and the first six months of 2021 was the ceasing of production activities at the Hope Bay to focus on exploration activities and decreased gold production at the Canadian Malartic mine, Meadowbank complex and Meliadine mine.
Cash provided by operating activities increased to $1,140.7 million in the first six months of 2022, compared with $786.0 million in the first six months of 2021.
The table below sets out variances in the key drivers of net income for the three and six months ended June 30, 2022, compared with the three and six months ended June 30, 2021:
(millions of United States dollars)	Three Months Ended June 30, 2022 vs. Three Months Ended June 30, 2021	Six Months Ended June 30, 2022 vs. Six Months Ended June 30, 2021
Increase in gold revenues	$608.1	$989.2
Decrease in silver revenues	(9.0)	(13.2)
Decrease in net copper revenues	(1.0)	(0.1)
Decrease in net zinc revenues	(1.7)	(3.4)
Decrease in production costs due to effects of foreign currencies	17.9	21.6
Increase in production costs	(242.3)	(490.4)
Increase in exploration and corporate development expenses	(30.4)	(67.5)
Increase in amortization of property, plant and mine development	(114.2)	(197.1)
Increase in general and administrative expenses	(18.0)	(40.6)
Decrease in finance costs	2.3	1.8
Change in derivative financial instruments	(61.8)	(12.1)
Change in non-cash foreign currency translation	15.9	11.6
Increase in other expenses	(23.1)	(125.7)
Increase in income and mining taxes	(63.2)	(30.1)
Total net income variance	$79.5	$44.0
Three Months Ended June 30, 2022 vs. Three Months Ended June 30, 2021
Revenues from mining operations increased to $1,581.1 million in the second quarter of 2022, compared with $984.7 million in the second quarter of 2021, primarily due to a 60.3% increase in the gold sales volume from the contribution of the Detour Like, Fosterville and Macassa mines following the Merger and a 2.9% increase in the average realized price of gold.
Production costs were $657.6 million in the second quarter of 2022, a 51.9% increase compared with $433.1 million in the second quarter of 2021, primarily due to the contribution of production costs from the Detour Lake, Fosterville and Macassa mines following the Merger. Partially offsetting the overall increase in production costs was the ceasing of production activities at the Hope Bay mine to focus on exploration activities and the timing of inventory sales at the LaRonde complex.
Weighted average total cash costs per ounce of gold produced decreased to $726 on a by-product basis and $758 on a co-product basis in the second quarter of 2022, compared with $748 on a by-product basis and $812 on a co-product basis in the second quarter of 2021, primarily due to the contribution of production from the lower costs (on a total cash costs per ounce basis) from the Detour Lake, Fosterville and Macassa mines following the Merger. Total cash costs per ounce is a non-GAAP measure; for a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the Second Quarter Financial Statements, see Non-GAAP Financial Performance Measures in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
Exploration and corporate development expenses increased to $70.4 million in the second quarter of 2022, compared with $39.9 million in the second quarter of 2021, primarily due to the contribution of exploration expenses at the Detour Lake, Fosterville and Macassa mines, as well as regional targets in Ontario and Australia following the Merger, and increased exploration expenses at the Hope Bay minesite.
Amortization of property, plant and mine development increased by $114.2 million to $291.1 million between the second quarter of 2021 and the second quarter of 2022, primarily due to the contribution of amortization from the Detour Lake, Macassa and Fosterville mines following the Merger.
General and administrative expenses increased to $49.3 million during the second quarter of 2022, compared with $31.3 million during the second quarter of 2021, primarily due to the contribution of expenses from Kirkland since the Merger.
Loss on derivative financial instruments amounted to $40.8 million during the second quarter of 2022, compared with a gain of $21.1 million during the second quarter of 2021. As a result of the weakening of the Canadian dollar relative to the US dollar at the end of June 2022, the Company recognized an unrealized loss on currency and commodity derivatives of $33.6 million during the second quarter of 2022, compared to an unrealized loss of $17.1 million during the second quarter of 2021. The unrealized loss on warrants amounted to $21.1 million during the second quarter of 2022, compared to an unrealized gain of $18.2 million during the second quarter of 2021, with the change due to a decrease in the market value of warrants between periods.
Other expenses increased to $19.6 million during the second quarter of 2022, compared with $5.7 million during the second quarter of 2021, primarily due to transaction and severance costs of $11.4 million in connection with the Merger.
During the second quarter of 2022, there was a non-cash foreign currency translation gain of $13.5 million, primarily attributable to the weakening of the Canadian and Australian dollar, Euro, and Mexican peso relative to the US dollar as at June 30, 2022 on the Company’s net monetary liabilities denominated in foreign currencies compared to March 31, 2022. A non-cash foreign currency translation loss of $2.4 million was recorded during the second quarter of 2021.
In the second quarter of 2022, the Company recorded income and mining taxes expense of $159.8 million on income before income and mining taxes of $435.7 million, resulting in an effective tax rate of 36.7%. In the second quarter of 2021, the Company recorded income and mining taxes expense of $96.7 million on income before income and mining taxes of $293.1 million, resulting in an effective tax rate of 33.0%. The increase in the effective tax rate between the second quarter of 2022 and the second quarter of 2021 is primarily due to foreign exchange rate movements.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
Six Months Ended June 30, 2022 vs. Six Months Ended June 30, 2021
Revenues from mining operations increased to $2,906.7 million during the six months ended June 30, 2022, compared with $1,934.3 million during the six months ended June 30, 2021, primarily due to a 47.8% increase in the sales volume from the contribution of gold sales from the Detour Lake, Fosterville and Macassa mines following the Merger and a 4.2% higher average realized price of gold between periods, partially offset by lower gold sales volumes from the LaRonde complex, Canadian Malartic and Nunavut mines.
Production costs increased to $1,319.4 million during the six months ended June 30, 2022, compared with $850.4 million in the six months ended June 30, 2021, primarily due to the contribution of production costs

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
from the Detour Lake, Fosterville and Macassa mines following the Merger. Partially offsetting the overall increase in production costs was the ceasing of production activities at the Hope Bay mine to focus on exploration activities and the timing of inventory sales at the LaRonde complex between periods.
Weighted average total cash costs per ounce of gold produced increased to $763 on a by-product basis and decreased to $800 on a co-product basis during the six months ended June 30, 2022, compared with $741 on a by-product basis and $805 on a co-product basis during the six months ended June 30, 2021, the increase in cash costs per ounce of gold produced on a by-product basis is primarily due to higher production costs at the Quebec and Nunavut mines and lower volumes of by-product metals sold in the six months ended June 30, 2022 when compared to the six months ended June 20, 2021, partially offset by the contribution of production from the lower costs (on a total cash costs per ounce basis) from the Detour Lake, Fosterville and Macassa mines following the Merger. The decrease in cash costs per ounce of gold produced on a co-product basis is primarily due to the contribution of production from the lower costs (on a total cash costs per ounce basis) from the Detour Lake, Fosterville and Macassa mines following the Merger.
Exploration and corporate development expenses increased to $136.2 million during the six months ended June 30, 2022, compared with $68.7 million during the six months ended June 30, 2021, primarily due to the contribution of exploration expenses at the Detour Lake, Fosterville and Macassa mines, as well as regional targets in Ontario and Australia following the Merger, and increased exploration expenses at the Hope Bay minesite.
Amortization of property, plant and mine development increased by $197.1 million to $551.8 million between the six months ended June 30, 2021 and the six months ended June 30, 2022, primarily due to the contribution of amortization from the Detour Lake, Macassa and Fosterville mines following the Merger.
General and administrative expense increased to $116.8 million during the six months ended June 30, 2022, compared with $76.3 million during the six months ended June 30, 2021, primarily due to the contribution of expenses from Kirkland following the Merger.
Loss on derivative financial instruments amounted to $12.1 million during the six months ended June 30, 2022, compared with a gain on derivative financial instruments of $0.1 million during the six months ended June 30, 2021, with the change primarily due to an increased unrealized loss on warrants and a decreased realized gain on currency and commodity derivatives, partially offset by a decreased unrealized loss on currency and commodity derivatives between periods. The decrease in the market value of warrants resulted in an unrealized loss of $20.2 million during the six months ended June 30, 2022 compared to a loss of $13.6 million during the six months ended June 30, 2021. The unrealized loss on currency and commodity derivatives amounted to $9.5 million during the six months ended June 30, 2022, partially offset by a realized gain of $16.8 million on currency and commodity derivatives.
Other expenses increased to $109.2 million during the six months ended June 30, 2022, compared with $3.2 million during the six months ended June 30, 2021, primarily due to transaction and severance costs of $92.1 million in connection with the Merger In addition, the Company recognized a $10.0 million non-recurring gain on the sale of certain non-strategic exploration properties during the six months ended 2021.
During the six months ended June 30, 2022, there was a non-cash foreign currency translation gain of $12.3 million, primarily attributable to the weakening of the Canadian dollar and Euro relative to the US dollar as at June 30, 2022, compared to December 31, 2021 on the Company’s net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation gain of $0.6 million was recorded during the first six months of 2021.
During the six months ended June 30, 2022, the Company recorded income and mining taxes expense of $224.7 million on income before income and mining taxes of $610.3 million, resulting in an effective tax rate of 36.8%. During the six months ended June 30, 2021, the Company recorded income and mining taxes

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
expense of $194.6 million on income before income and mining taxes of $536.2 million, resulting in an effective tax rate of 36.3%. The increase in the effective tax rate between the first six months of 2022 and the first six months of 2021 is primarily due to foreign exchange rate movements, offset by the overall lower effective tax rate from the operations of the Detour Lake, Macassa, and Fosterville mines since the completion of the Merger.
LaRonde mine
At the LaRonde mine, gold production decreased by 12.3% to 70,736 ounces in the second quarter of 2022, compared with 80,681 ounces in the second quarter of 2021, primarily due to fewer tonnes of ore processed and lower gold grades. Production costs at the LaRonde mine were $33.9 million in the second quarter of 2022, a decrease of 43.2% compared with production costs of $59.8 million in the second quarter of 2021, primarily due to the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods.
Gold production increased by 1.4% to 158,285 ounces in the first six months of 2022 compared with 156,070 ounces in the first six months of 2021 at the LaRonde mine, primarily due to higher gold grades. Production costs at the LaRonde mine were $79.8 million in the first six months of 2022, a decrease of 28.2% compared with production costs of $111.1 million in the first six months of 2021, primarily due to the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods.
LaRonde Zone 5 mine
At the LaRonde Zone 5 mine, gold production increased by 5.5% to 17,774 ounces in the second quarter of 2022 compared with 16,842 ounces in the second quarter of 2021, primarily due to higher tonnes of ore processed. Production costs at the LaRonde Zone 5 mine were $17.1 million in the second quarter of 2022, an increase of 20.2% compared with production costs of $14.3 million in the second quarter of 2021, primarily due to higher milling and underground mining costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Gold production increased by 2.1% to 35,262 ounces in the first six months of 2022 from 34,531 ounces in the first six months of 2021 at the LaRonde Zone 5 mine, primarily due to higher tonnes of ore processed. Production costs at the LaRonde Zone 5 mine were $33.9 million in the first six months of 2022, an increase of 25.7% compared with production costs of $26.9 million in the first six months of 2021, driven primarily by increased milling and underground mining costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Canadian Malartic mine
At the 50% owned Canadian Malartic mine, attributable gold production decreased by 5.3% to 87,186 ounces in the second quarter of 2022 compared with 92,106 ounces in the second quarter of 2021, primarily due to fewer tonnes of ore processed, partially offset by higher grades and recoveries. Attributable production costs at the Canadian Malartic mine were $56.4 million in the second quarter of 2022, a decrease of 11.1% compared with production costs of $63.5 million in the second quarter of 2021, primarily due to lower mill production costs, the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods.
Attributable gold production decreased by 7.7% to 167,695 ounces in the first six months of 2022 compared with 181,656 ounces in the first six months of 2021, primarily due to fewer tonnes of ore processed, primarily due to a planned reduction in mill throughput in order to optimize the production profile of the mine during the transition to the underground Odyssey project. Attributable production costs at the Canadian Malartic mine were $113.3 million in the first six months of 2022, a decrease of 4.7% compared with production costs

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
of $118.9 million in the first six months of 2021, primarily due to lower mill production and royalty costs, the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods.
Goldex mine
At the Goldex mine, gold production increased by 6.4% to 36,877 ounces in the second quarter of 2022, compared with 34,659 ounces in the second quarter of 2021, primarily due to higher tonnes of ore processed and higher gold grades. Production costs at the Goldex mine were $26.5 million in the second quarter of 2022, an increase of 5.0% compared with production costs of $25.3 million in the second quarter of 2021, primarily due to higher underground production costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Gold production increased by 2.9% to 71,322 ounces in the first six months of 2022, compared with 69,309 ounces in the first six months of 2021 at the Goldex mine, primarily due to higher tonnes of ore processed. Production costs at the Goldex mine were $52.7 million in the first six months of 2022, an increase of 10.4% compared with production costs of $47.8 million in the first six months of 2021, primarily due to higher underground mining and milling costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Detour Lake mine
The Company completed the Merger on February 8, 2022. At the Detour Lake mine, gold production was 195,515 ounces in the second quarter of 2022 and production costs were $137.4 million.
For the period from February 8, 2022 to June 30, 2022, gold production at the Detour Lake mine was 295,958 ounces and production costs at the Detour Lake mine were $257.4 million.
Macassa mine
The Company completed the Merger on February 8, 2022. At the Macassa mine, gold production was 61,262 ounces in the second quarter of 2022 and production costs were $33.0 million.
For the period from February 8, 2022 to June 30, 2022, gold production at the Macassa mine was 85,750 ounces and production costs were $65.3 million.
Meliadine mine
At the Meliadine mine, gold production increased by 0.9% to 97,572 ounces in the second quarter of 2022 compared with 96,694 ounces in the second quarter of 2021 (which includes 9,053 ounces produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit), primarily due to higher tonnes of ore processed, partially offset by lower gold grades. Production costs at the Meliadine mine were $86.4 million in the second quarter of 2022, an increase of 42.7% compared with production costs of $60.5 million in the second quarter of 2021, primarily due to the consumption of stockpiles, the timing of inventory sales and higher fuel and logistics costs, partially offset by higher capitalized deferred stripping and the weakening of the Canadian dollar relative to the US dollar between periods.
Gold production decreased by 7.5% to 178,276 ounces in the first six months of 2022 compared with 192,820 ounces in the first six months of 2021 (which includes 17,176 ounces produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit) at the Meliadine mine primarily due to lower gold grades, partially offset by higher tonnes of ore processed. In December 2021, activities at the Meliadine mine were reduced to essential services due to the COVID-19 Omicron variant outbreak. Production activities were restarted in mid-January 2022 and gradually ramped up to normal operating levels into February 2022. Production costs at the Meliadine mine were $165.1 million during the first six months of 2022, an increase of 31.8% compared to production costs of $125.3 million during the first six months of 2021, primarily due to

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
the consumption of stockpiles, the timing of inventory sales and higher fuel and logistics costs, partially offset by higher capitalized deferred stripping and the weakening of the Canadian dollar relative to the US dollar between periods.
Meadowbank complex
At the Meadowbank complex, gold production increased by 12.6% to 96,698 ounces in the second quarter of 2022, compared with 85,899 ounces in the second quarter of 2021 (which includes 348 ounces produced prior to the achievement of commercial production at the Amaruq Underground project), primarily due to higher tonnes of ore processed and higher gold grades and recoveries. Production costs at the Meadowbank complex were $107.4 million in the second quarter of 2022, an increase of 11.4% compared with production costs of $96.4 million in the second quarter of 2021, primarily due to a decrease in capitalized deferred stripping and the timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Gold production decreased by 5.7% to 156,463 ounces in the first six months of 2022 compared with 165,864 ounces in the first six months of 2021 (which includes 348 ounces produced prior to the achievement of commercial production at the Amaruq Underground project), at the Meadowbank complex, primarily due to fewer tonnes of ore processed and lower gold grades. Due to the COVID-19 Omicron variant outbreak in December 2021, activities at the Meadowbank complex focused on production and reduced the level of some supporting activities, including underground development, which affected the mining sequence. In mid-January 2022, the mine had returned to normal operating levels. Production costs at the Meadowbank complex were $204.1 million in the first six months of 2022, an increase of 11.1% compared with production costs of $183.7 million in the first six months of 2021, primarily due to higher fuel, logistics costs and the timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Hope Bay mine
The Company completed the acquisition of TMAC Resources Inc. on February 2, 2021. In September and October of 2021, there were a significant number of COVID-19 cases identified at the Hope Bay minesite. As a precautionary measure, the Company decided to suspend mining and milling operations as it investigated opportunities to improve screening, testing and health protocols at site. The Company started to ramp-up exploration and underground activities in mid-November 2021, however, with increasing cases of COVID-19 in December, the Company again reduced all activities at site to essential services only.
In 2022 and 2023, production activities will remain suspended and the primary focus will be on accelerating exploration and the evaluation of larger production scenarios.
Gold production in the second quarter of 2021 was 25,308 ounces and production costs at the Hope Bay mine were $17.6 million. For the period from February 2, 2021 to June 30, 2021, gold production at the Hope Bay mine was 37,567 ounces and production costs were $41.7 million.
Fosterville mine
The Company completed the Merger on February 8, 2022. At the Fosterville mine, gold production was 86,065 ounces in the second quarter of 2022 and production costs were $48.3 million.
For the period from February 8, 2022 to June 30, 2022, gold production at the Fosterville mine was 167,892 ounces and production costs were $136.3 million.
Kittila mine
At the Kittila mine, gold production increased by 21.7% to 64,814 ounces in the second quarter of 2022, compared with 53,263 ounces in the second quarter of 2021, primarily due to higher tonnes of ore processed

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
and higher gold grades. Production costs at the Kittila mine were $53.3 million in the second quarter of 2022, an increase of 11.2% compared with production costs of $47.9 million in the second quarter of 2021, primarily due to higher underground mining costs and milling costs and the timing of inventory sales, partially offset by the weakening of the Euro relative to the US dollar between periods.
Gold production increased by 3.2% to 110,322 ounces in the first six months of 2022, compared with 113,979 ounces in the first six months of 2021 at the Kittila mine, primarily due to higher tonnes of ore processed, partially offset by lower gold grades and recoveries. Production costs at the Kittila mine were $102.8 million in the first six months of 2022, an increase of 6.4% compared with production costs of $96.6 million in the first six months of 2021, primarily due to higher underground mining costs and milling costs and the timing of inventory sales, partially offset by the weakening of the Euro relative to the US dollar between periods.
In 2020, the Regional State Administrative Agency of Northern Finland granted Agnico Eagle Finland Oy (“Agnico Finland”) environmental and water permits that would allow Agnico Finland to enlarge the CIL2 tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed to the Vaasa Administrative Court in Finland. The appeals were granted, in part, in July 2022 with the result that the permits were returned for reconsideration by the Regional State Administrative Agency of Northern Finland.
The Company is evaluating the decisions of the Vaasa Administrative Court to determine the impact they may have on operations at the Kittila mine. In addition, the Company will appeal the decisions of the Vaasa Administrative Court to the Supreme Administrative Court of Finland in early August. The Company intends to continue to operate at current levels while it communicates with relevant regulatory authorities and other stakeholders to determine additional next steps regarding these permits.
Pinos Altos mine
At the Pinos Altos mine, gold production decreased by 29.4% to 23,020 ounces in the second quarter of 2022, compared with 32,614 ounces in the second quarter of 2021, primarily due to fewer tonnes of ore processed, partially offset by higher recoveries. Production costs at the Pinos Altos mine were $39.9 million in the second quarter of 2022, an increase of 1.3% compared with production costs of $39.3 million in the second quarter of 2021, primarily due to higher underground mining costs, partially offset by lower milling costs.
Gold production decreased by 22.0% to 48,190 ounces in the first six months of 2022, compared with 61,789 ounces in the first six months of 2021 at the Pinos Altos mine, primarily due to fewer tonnes of ore processed, partially offset by higher gold grades and recoveries. Production costs at the Pinos Altos mine were $72.4 million in the first six months of 2022, an increase of 1.5% compared with production costs of $71.3 million in the first six months of 2021, primarily due to higher underground mining costs and the timing of inventory sales, partially offset by lower milling costs.
Creston Mascota mine
At the Creston Mascota mine, gold production decreased by 80.3% to 635 ounces in the second quarter of 2022, compared with 3,228 ounces in the second quarter of 2021. The Company ceased mining operations at the open pit in the third quarter of 2020. Gold production in the second quarter of 2022 and 2021 was the result of residual leaching. Production costs at the Creston Mascota mine were $0.5 million in the second quarter of 2022, a decrease of 75.9% compared with production costs of $2.0 million in the second quarter of 2021.
Gold production decreased by 78.1% to 1,641 ounces in the first six months of 2022, compared with 7,480 ounces in the first six months of 2021 at the Creston Mascota mine. The Company ceased mining operations at the open pit in the third quarter of 2020. Gold production during the first six months of 2022 and 2021 was

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
the result of residual leaching. Production costs at the Creston Mascota mine were $1.1 million in the first six months of 2022, a decrease of 75.2% compared with production costs of $4.4 million in the first six months of 2021.
La India mine
At the La India mine, gold production increased by 324.8% to 20,016 ounces in the second quarter of 2022, compared with 4,712 ounces in the second quarter of 2021, primarily due to higher gold grades. Gold production in the previous quarter was impacted by reduced irrigation of the heap leach pads starting in early 2021 to manage the low water levels at the minesite due to low rainfall in the La India region in early 2021. Production costs at the La India mine were $17.5 million in the second quarter of 2022, an increase of 169.2% compared with production costs of $6.5 million in the second quarter of 2021, driven primarily by the timing of inventory sales and higher heap leach costs and the impact of the reduced irrigation issues in 2021.
Gold production increased by 91.9% to 41,718 ounces in the first six months of 2022, compared with 21,745 ounces in the first six months of 2021, primarily due to higher gold grades. Gold production in the comparative period was impacted by reduced irrigation of the heap leach pads starting in early 2021 to manage low water levels at the minesite due to low rainfall in the La India region in early 2021. Production costs at the La India mine were $35.2 million in the first six months of 2022, an increase of 55.5% compared with production costs of $22.6 million in the first six months of 2021, driven primarily by the timing of inventory sales and higher heap leach costs and the impact of the reduced irrigation issues in 2021.
Balance Sheet Review
Total assets of $23.2 billion at June 30, 2022 increased by 127.1%, or $13.0 billion, compared with total assets of $10.2 billion as at December 31, 2021 primarily due to the Merger. Cash and cash equivalents were $1,006.9 million at June 30, 2022, an increase of $821.1 million compared with December 31, 2021, due primarily to $838.7 million of cash acquired in the Merger and $1,140.7 million in cash provided by operating activities, partially offset by $701.7 million in additions to property, plant and mine development, $304.6 million in dividends paid and a $125.0 million senior note repayment. Inventories increased by $207.4 million from $878.9 million at December 31, 2021 to $1,086.3 million at June 30, 2022 primarily due to the addition of $177.7 million of inventories from the Kirkland operations at June 30, 2022 and increased supplies inventory in Nunavut resulting from the commencement of the summer barge season. Net income taxes recoverable increased by $87.7 million between December 31, 2021 and June 30, 2022 as a result of payments to tax authorities exceeding the current tax expense and the additional income taxes recoverable due to the Company which were inherited upon the Merger. The increase in property, plant and mine development from $7.7 billion at December 31, 2021 to $17.7 billion at June 30, 2022 was primarily due to the Merger closing on February 8, 2022 and additions capitalized to property, plant and mine development of $701.7 million, partially offset by amortization expense of $551.8 million. Goodwill increased from $407.8 million at December 31, 2021 to $2,216.3 million at June 30, 2022. This resulted from the addition of goodwill in the preliminary purchase price allocation associated with the acquisition of Kirkland. The fair values allocated to assets acquired and liabilities assumed as part of the purchase price are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which will not exceed twelve months from the acquisition date.
Total liabilities of $6,915.1 million at June 30, 2022 increased by $2,698.8 million from $4,216.3 million at December 31, 2021. Net deferred income and mining tax liabilities increased by $2,707.6 million between December 31, 2021 and June 30, 2022 primarily due to the addition of net deferred income and mining tax liabilities from Kirkland since the completion of the Merger and to the origination and reversal of net taxable temporary differences. An increase in accounts payable and accrued liabilities of $238.1 million is primarily due to the addition of accounts payable assumed through the merger with Kirkland on February 8, 2022.
While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. During the first six months of 2022, the Company increased its currency hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at June 30, 2022, the Company had outstanding currency derivative contracts related to $2,491.3 million of 2022 and 2023 expenditures (December 31, 2021 — $2,375.2 million) and diesel fuel derivative contracts related to 3.0 million gallons of heating oil (December 31, 2021 — 10.9 million).
Liquidity and Capital Resources
As at June 30, 2022, the Company’s cash and cash equivalents totaled $1,006.9 million compared with $185.8 million as at December 31, 2021. The Company’s policy is to invest excess cash in highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Investments with remaining maturities of less than three months at the time of purchase are presented as cash equivalents. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.
Working capital (current assets less current liabilities) increased to $1,559.8 million as at June 30, 2022 compared with $540.6 million as at December 31, 2021 primarily due to an increase in cash and cash equivalents of $821.1 million and an increase in inventories of $207.4 million, partially offset by an increase in accounts payable and accrued liabilities of $238.1 million primarily due to the Merger.
Subject to various risks and uncertainties, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Risk Profile in this MD&A.
Operating Activities
Cash provided by operating activities increased to $633.3 million in the second quarter of 2022 compared with $419.4 million in the second quarter of 2021 primarily due to higher average realized gold prices and a 60.3% increase in total payable gold sold between periods primarily due to the contribution from the Detour Lake, Fosterville and Macassa mines acquired on February 8, 2022. This was partially offset by less favourable working capital changes and an increase in production costs, exploration and corporate development and general and administrative expenses between periods.
Cash provided by operating activities increased to $1,140.7 million in the first six month of 2022 compared with $786.0 million in the first six months of 2021 primarily due to higher average realized gold prices, a 47.8% increase in total payable gold sold between periods primarily due to the contribution from the Detour Lake, Fosterville and Macassa mines acquired on February 8, 2022 and more favourable working capital changes between periods. This was partially offset by an increase in production costs, exploration and corporate development and general and administrative expenses due to the contribution of expenses from Kirkland since the Merger.
Investing Activities
Cash used in investing activities increased to $394.1 million in the second quarter of 2022, compared with $210.1 million in the second quarter of 2021, primarily due to a $191.8 million increase in capital expenditures between periods. The increase in capital expenditures between periods is primarily attributable to $176.5 million related to the Detour Lake, Macassa and Fosterville mines.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
In the second quarter of 2022, the Company purchased $18.4 million in equity securities and other investments compared with $5.4 million in the second quarter of 2021. The Company did not sell any equity securities and other investments in the second quarter of 2022. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
The Company had previously entered into a loan agreement with Orla Mining Ltd. (“Orla”) and a group of lenders to provide Orla with a five year credit facility. The Company’s aggregate financing commitment under the loan agreement was $40.0 million. In consideration for the funding commitment, the Company was issued 10,400,000 share purchase warrants of Orla. The loan was repaid in full and the Company received proceeds of $40.0 million during the second quarter of 2022.
Cash provided by investing activities increased to $141.5 million in the first six months of 2022, compared with cash used in investing activities of $748.2 million in the first six months of 2021, primarily due to $838.7 million in cash and cash equivalents acquired in the Merger and a decrease of $340.9 million of payments related to the acquisition of TMAC in the first six months of 2021, partially offset by a $292.8 million increase in capital expenditures between periods. The increase in capital expenditures between periods is primarily attributable to $256.9 million related to the Detour Lake, Macassa and Fosterville mines.
In the first six months of 2022, the Company purchased $31.9 million in equity securities and other investments compared with $10.8 million in the first six months of 2021. The Company did not sell any equity securities and other investments in the first six months of 2022.
Financing Activities
Cash used in financing activities increased to $294.3 million in the second quarter of 2022, compared with $64.2 million in the second quarter of 2021, primarily due to a $82.8 million increase in dividends paid as a result of the increased number of common shares issued as consideration for the Merger and a $125.0 million senior note repayment.
The Company issued common shares for net proceeds of $11.2 million in the second quarter of 2022, compared with $12.9 million in the second quarter of 2021, attributable to employee stock option plan exercises and issuances under the incentive share purchase plan and the dividend reinvestment plan.
Cash used in financing activities increased to $462.2 million in the first six months of 2022, compared with $164.3 million in the first six months of 2021, primarily due to a $164.6 million increase in dividends paid as a result of the increased number of common shares issued as consideration for the Merger and a $125.0 million senior note repayment in the period .
The Company issued common shares for net proceeds of $34.4 million in the first six months of 2022, compared with $25.8 million in the first six months of 2021, attributable to employee stock option plan exercises and issuances under the incentive share purchase plan and the dividend reinvestment plan.
On April 28, 2022, the Company received approval from the Toronto Stock Exchange to establish a normal course issuer bid (“NCIB”). The Company has authorized purchases under the NCIB of the lesser of (i) 5% of the issued and outstanding common shares on the date of commencement of the NCIB and (ii) such number of common shares that may be purchased for an aggregate purchase price, excluding commissions of $500.0 million during the period starting on May 4, 2022 and ending May 3, 2023. During the three and six months ended June 30, 2022, the Company repurchased 453,000 common shares for $22.3 million at an average price of $49.13 under the NCIB
On April 28, 2022, Agnico Eagle declared a quarterly cash dividend of $0.40 per common share paid on June 15, 2022 to holders of record of the common shares of the Company as of June 1, 2022. Agnico Eagle has declared a cash dividend every year since 1983. In the second quarter of 2022, the Company paid dividends

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
of $149.8 million, an increase of $82.8 million compared to $67.0 million paid in the second quarter of 2021. In the first six months of 2022, the Company paid dividends of $304.6 million, an increase of $164.6 million compared to $140.0 million paid in the first six months of 2021. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
On December 22, 2021, the Company amended its unsecured revolving $1,200.0 million credit facility (the “Credit Facility”) to improve pricing, increase the uncommitted accordion feature from $300.0 million to $600.0 million and extend the maturity date from June 22, 2023 to December 22, 2026. In the first six months of 2022, the Company drew down and repaid $100.0 million on its Credit Facility primarily to facilitate operating requirements. In the first six months of 2021, the Company drew down and repaid $340.0 million from the Credit Facility primarily to facilitate the acquisition of TMAC. As at June 30, 2022, the Company’s outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit at that date, which were $0.9 million as at June 30, 2022, resulting in $1,199.1 million available for future drawdown.
The Company has five uncommitted letter of credit facilities with certain financial institutions. The amounts available under these letter of credit facilities are C$350.0 million, C$200.0 million, C$100.0 million, C$100 million and C$120 million. As at June 30, 2022, the aggregate undrawn face amount of letters of credit under the letter of credit facilities was $530.3 million. Additionally the company has a standby guarantee facility with an available amount of $25.0 million. The aggregate undrawn face amount of guarantees under the guarantee facility at June 30, 2022 was $16.9 million.
The Company was in compliance with all covenants contained in the Credit Facility, the letter of credit facilities and the $1,450.0 million of guaranteed senior unsecured notes as at June 30, 2022.
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The Company is subject to risks related to pandemics and other outbreaks of communicable diseases such as COVID-19, as well as the economic impacts that result therefrom. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used theInternal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in our internal controls during the three and six months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Limitation on scope of design
The Company acquired Kirkland on February 8, 2022. The financial information for this acquisition is included in Note 5 to the condensed interim consolidated financial statements. The CSA’s National Instrument 52-109 and the SEC staff provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ending December 31, 2022.
The tables below present summary financial information for Kirkland included in the Company’s condensed interim consolidated financial statements. Results of operations from Kirkland have been consolidated with those of the Company from February 8, 2022:
February 8. 2022 − June 30, 2022
Revenues from mining operations	$1,133,144
Income before income and mining taxes	$386,245
As at June 30, 2022
Total assets	$13,576,741
Total liabilities	$3,042,284
Total net assets	$10,534,457
Non-GAAP Financial Performance Measures
This MD&A presents certain financial performance measures, including adjusted net income, adjusted net income per share, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), operating margin, realized prices, sustaining capital expenditures and development capital expenditures, that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding such measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
Adjusted Net Income and Adjusted Net Income Per Share
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding adjusted net income and adjusted net income per share.
The following table sets out the reconciliation of net income and net income per share for the three and six months ended June 30, 2022 and June 30, 2021 to adjusted net income and adjusted net income per share.
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2022	2021(i)	2022	2021(i)
		Restated		Restated
Net income for the period — basic	$275,845	$196,391	$385,597	$341,630
Add: Dilutive impact of cash settling LTIP	$(2,745)	$—	$398	$—
Net income for the period — diluted	273,100	196,391	385,995	341,630
Foreign currency translation (gain) loss	(13,492)	2,440	(12,282)	(638)
Realized and unrealized loss (gain) on derivative financial instruments	40,753	(21,120)	$12,089	(54)
Severance and transaction costs related to acquisitions	11,372	—	92,139	2,831
Environmental remediation	(319)	(210)	(2,618)	(838)
Integration costs	457	—	457	—
Gain on sale of non-strategic exploration properties	—	—	—	(10,000)
Net loss on disposal of property. plant and equipment	2,828	2,565	3,914	4,388
Purchase price allocation to inventory(ii)	39,185	—	152,836	—
Multi-year health care donation	—	—	—	7,952
Income and mining taxes adjustments(iii)	(9,516)	(5,514)	(49,398)	1,242
Adjusted net income for the period — basic	$347,113	$174,552	$582,734	$346,513
Adjusted net income for the period — diluted	$344,368	$174,552	$583,132	$346,513
Net income per share — basic	$0.61	$0.81	$0.92	$1.40
Net income per share — diluted	$0.60	$0.80	$0.92	$1.40
Adjusted net income per share — basic	$0.76	$0.72	$1.39	$1.43
Adjusted net income per share — diluted	$0.75	$0.71	$1.38	$1.42

Notes:
(i)
The Company has adopted amendments to IAS 16 effective January 1, 2022 on a retrospective basis and the comparative amounts above have been adjusted accordingly. For more information please see Note 3 in the Company’s condensed interim consolidated financial statements. The Company finalized the purchase price allocation of TMAC during the year ended December 31, 2021 and adjustments were made retrospectively back to the acquisition date of February 2, 2021 and the comparative amounts above have been adjusted accordingly. For more information please see Note 5 in the Company’s condensed interim consolidated financial statements.

(ii)
The Company determined that the transaction with Kirkland represented a business combination under IFRS 3 Business Combinations (“IFRS 3”), with Agnico identified as the acquirer and, as such, the transaction was accounted for using the acquisition method of accounting in accordance with IFRS 3. As part of the preliminary purchase price allocation, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired was estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value increase to the carrying value of inventories acquired from Kirkland. The revalued inventory sold during the three months ended June 30, 2022 resulted in additional production costs of approximately $39.2 million ($27.1 million after tax) and for the six months ended June 30, 2022, resulted in additional production costs of approximately $152.8 million ($105.9 million after tax). Given the unusual nature of the fair value adjustment on inventory related to the Merger, this non-cash adjustment, which increased the cost of inventory sold during the period, was normalized from earnings per share in the three and six months ended June 30, 2022.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
(iii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, income and mining taxes impact on normalized items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and reflective adjustments to prior period operating results.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding total cash costs per ounce of gold produced and minesite costs per tonne.
The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.
Total Production Costs by Mine
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2022	2021	2022	2021
Quebec
LaRonde mine	$33,949	$59,806	$79,790	$111,148
LaRonde Zone 5 mine	$17,133	14,253	33,866	26,938
LaRonde complex	51,082	74,059	113,656	138,086
Canadian Malartic mine(i)	56,405	63,458	113,342	118,926
Goldex mine	26,530	25,261	52,747	47,774
Ontario
Detour Lake mine	137,429	—	257,394	—
Macassa mine	33,001	—	65,315	—
Nunavut
Meliadine mine	86,386	60,538	165,065	125,278
Meadowbank complex	107,373	96,357	204,084	183,696
Hope Bay mine	—	17,594	—	41,669
Australia
Fosterville mine	48,303	—	136,304	—
Europe
Kittila mine	53,315	47,944	102,766	96,604
Mexico
Pinos Altos mine	39,873	39,345	72,409	71,343
Creston Mascota mine	484	2,009	1,099	4,426
La India mine	17,455	6,485	35,190	22,624
Production costs per the condensed interim consolidated statements of income	$657,636	$433,050	$1,319,371	$850,426

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
(thousands of United States dollars, except as noted)
LaRonde mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		70,736		80,681		158,285		156,070
Production costs	$33,949	$480	$59,806	$741	$79,790	$504	$111,148	$712
Inventory adjustments(ii)	20,746	293	(5,483)	(68)	31,673	200	(4,554)	(29)
Realized gains and losses on hedges of production costs	(127)	(2)	(3,515)	(44)	(612)	(4)	(5,771)	(37)
Other adjustments(vi)	4,079	58	5,364	67	6,841	44	10,182	65
Cash operating costs (co-product basis)	$58,647	$829	$56,172	$696	$117,692	$744	$111,005	$711
By-product metal revenues	(18,643)	(263)	(20,878)	(259)	(35,861)	(227)	(38,777)	(248)
Cash operating costs (by-product basis)	$40,004	$566	$35,294	$437	$81,831	$517	$72,228	$463
LaRonde mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				423				443				877				930
Production costs		$33,949		$80		$59,806		$135		$79,790		$91		$111,148		$120
Production costs (C$)	C$	43,317	C$	103	C$	72,508	C$	164	C$	101,332	C$	115	C$	138,911	C$	149
Inventory adjustments (C$)(ii)		25,856		61		(4,336)		(10)		38,213		44		(3,831)		(4)
Other adjustments (C$)(vi)		(3,371)		(8)		(3,129)		(7)		(6,877)		(8)		(5,623)		(6)
Minesite operating costs (C$)	C$	65,802	C$	156	C$	65,043	C$	147	C$	132,668	C$	151	C$	129,457	C$	139
LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		17,774		16,842		35,262		34,531
Production costs	$17,133	$964	$14,253	$846	$33,866	$960	$26,938	$780
Inventory adjustments(ii)	350	20	318	19	815	24	1,687	49
Realized gains and losses on hedges of production costs	(30)	(2)	(831)	(49)	(143)	(4)	(1,364)	(40)
Other adjustments(vi)	19	1	29	2	49	1	57	2
Cash operating costs (co-product basis)	$17,472	$983	$13,769	$818	$34,587	$981	$27,318	$791
By-product metal revenues	(28)	(1)	(63)	(4)	(119)	(3)	(152)	(4)
Cash operating costs (by-product basis)	$17,444	$982	$13,706	$814	$34,468	$978	$27,166	$787
LaRonde Zone 5 mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				291				278				570				555
Production costs		$17,133		$59		$14,253		$51		$33,866		$59		$26,938		$49
Production costs (C$)	C$	21,854	C$	75	C$	17,645	C$	63	C$	43,027	C$	75	C$	33,799	C$	61
Inventory adjustments (C$)(ii)		523		2		259		1		1,099		2		1,902		3
Minesite operating costs (C$)	C$	22,377	C$	77	C$	17,904	C$	64	C$	44,126	C$	77	C$	35,701	C$	64

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
LaRonde complex Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		88,510		97,523		193,547		190,601
Production costs	$51,082	$577	$74,059	$759	$113,656	$587	$138,086	$724
Inventory adjustments(ii)	21,096	238	(5,165)	(53)	32,488	168	(2,867)	(15)
Realized gains and losses on hedges of production costs	(157)	(2)	(4,346)	(45)	(755)	(4)	(7,135)	(37)
Other adjustments(vi)	4,098	47	5,393	56	6,890	36	10,239	54
Cash operating costs (co-product basis)	$76,119	$860	$69,941	$717	$152,279	$787	$138,323	$726
By-product metal revenues	(18,671)	(211)	(20,941)	(215)	(35,980)	(186)	(38,929)	(205)
Cash operating costs (by-product basis)	$57,448	$649	$49,000	$502	$116,299	$601	$99,394	$521
LaRonde complex Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				714				721				1,447				1,485
Production costs		$51,082		$72		$74,059		$103		$113,656		$79		$138,086		$93
Production costs (C$)	C$	65,171	C$	92	C$	90,153	C$	125	C$	144,359	C$	100	C$	172,710	C$	116
Inventory adjustments (C$)(ii)		26,379		37		(4,077)		(6)		39,312		27		(1,929)		(1)
Other adjustments (C$)(vi)		(3,371)		(5)		(3,129)		(4)		(6,877)		(5)		(5,623)		(4)
Minesite operating costs (C$)	C$	88,179	C$	124	C$	82,947	C$	115	C$	176,794	C$	122	C$	165,158	C$	111
Canadian Malartic mine Per Ounce of Gold Produced(i)	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		87,186		92,106		167,695		181,656
Production costs	$56,405	$647	$63,458	$689	$113,342	$676	$118,926	$655
Inventory adjustments(ii)	2,139	25	(1,191)	(13)	2,867	17	498	3
Realized gains and losses on hedges of production costs	—	—	—	—	—	—	(78)	—
Other adjustments(vi)	8,332	95	120	1	16,114	96	325	1
Cash operating costs (co-product basis)	$66,876	$767	$62,387	$677	$132,323	$789	$119,671	$659
By-product metal revenues	(1,243)	(14)	(1,846)	(20)	(2,905)	(17)	(3,876)	(22)
Cash operating costs (by-product basis)	$65,633	$753	$60,541	$657	$129,418	$772	$115,795	$637
Canadian Malartic mine Per Tonne(i)	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,399				2,820				4,811				5,451
Production costs		$56,405		$24		$63,458		$23		$113,342		$24		$118,926		$22
Production costs (C$)	C$	71,080	C$	30	C$	79,257	C$	28	C$	142,709	C$	30	C$	150,467	C$	28
Inventory adjustments (C$)(ii)		2,664		1		(1,408)		—		3,674		1		803		—
Other adjustments (C$)(vi)		10,581		4		—		—		20,228		4		—		—
Minesite operating costs (C$)	C$	84,325	C$	35	C$	77,849	C$	28	C$	166,611	C$	35	C$	151,270	C$	28

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
Goldex mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		36,877		34,659		71,322		69,309
Production costs	$26,530	$719	$25,261	$729	$52,747	$740	$47,774	$689
Inventory adjustments(ii)	(22)	(1)	18	1	688	10	38	1
Realized gains and losses on hedges of production costs	(56)	(1)	(1,561)	(46)	(271)	(5)	(2,563)	(37)
Other adjustments(vi)	41	1	54	2	95	2	99	1
Cash operating costs (co-product basis)	$26,493	$718	$23,772	$686	$53,259	$747	$45,348	$654
By-product metal revenues	(5)	—	(17)	(1)	(21)	(1)	(23)	—
Cash operating costs (by-product basis)	$26,488	$718	$23,755	$685	$53,238	$746	$45,325	$654
Goldex mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				738				723				1,482				1,450
Production costs		$26,530		$36		$25,261		$35		$52,747		$36		$47,774		$33
Production costs (C$)	C$	33,951	C$	46	C$	31,146	C$	43	C$	67,171	C$	45	C$	59,704	C$	41
Inventory adjustments (C$)(ii)		23		—		(39)		—		915		1		(66)		—
Minesite operating costs (C$)	C$	33,974	C$	46	C$	31,107	C$	43	C$	68,086	C$	46	C$	59,638	C$	41
Detour Lake Mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		195,515		—		295,958		—
Production costs	$137,429	$703	$—	$—	$257,394	$870	$—	$—
Inventory adjustments(ii)	3,988	20	—	—	(12,633)	(43)	—	—
Purchase price allocation to inventory(v)	(22,690)	(116)	—	—	(68,837)	(233)	—	—
Other adjustments(vi)	7,304	38	—	—	11,589	40	—	—
Cash operating costs (co-product basis)	$126,031	$645	$—	$—	$187,513	$634	$—	$—
By-product metal revenues	(1,015)	(5)	—	—	(2,220)	(8)	—	—
Cash operating costs (by-product basis)	$125,016	$640	$—	$—	$185,293	$626	$—	$—
Detour Lake Mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				6,519				—				9,789				—
Production costs		$137,429		$21		$—		$—		$257,394		$26		$—		$—
Production costs (C$)	C$	175,421	C$	27	C$	—	C$	—	C$	327,239	C$	33	C$	—	C$	—
Inventory adjustments (C$)(ii)		5,205		1		—		—		(15,867)		(2)		—		—
Purchase price allocation to inventory (C$)(v)		(29,108)		(5)		—		—		(87,508)		(9)		—		—
Other adjustments (C$)(vi)		9,349		1		—		—		14,749		2		—		—
Minesite operating costs (C$)	C$	160,867	C$	24	C$	—	C$	—	C$	238,613	C$	24	C$	—	C$	—

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
Macassa Mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		61,262		—		85,750		—
Production costs	$33,001	$539	$—	$—	$65,315	$762	$—	$—
Inventory adjustments(ii)	953	16	—	—	(1,147)	(13)	—	—
Purchase price allocation to inventory(v)	$501	$8	$—	$—	(10,326)	(120)	—	—
Other adjustments(vi)	$1,332	$21	$—	$—	1,288	14	—	—
Cash operating costs (co-product basis)	$35,787	$584	$—	$—	$55,130	$643	$—	$—
By-product metal revenues	(114)	(2)	—	—	(187)	(2)	—	—
Cash operating costs (by-product basis)	$35,673	$582	$—	$—	$54,943	$641	$—	$—
Macassa Mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				88				—				135				—
Production costs		$33,001		$374		$—		$—		$65,315		$483		$—		$—
Production costs (C$)	C$	42,211	C$	479	C$	—	C$	—	C$	83,041	C$	615	C$	—	C$	—
Inventory adjustments (C$)(ii)		1,278		14		—		—		(1,366)		(10)		—		—
Purchase price allocation to inventory (C$)(v)		450		5		—		—		(13,128)		(97)		—		—
Other adjustments (C$)(vi)		1,725		21		—		—		1,657		12		—		—
Minesite operating costs (C$)	C$	45,664	C$	519	C$	—	C$	—	C$	70,204	C$	520	C$	—	C$	—
Meliadine mine Per Ounce of Gold Produced(vii)	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		97,572		87,641		178,276		175,644
Production costs	$86,386	$885	$60,538	$691	$165,065	$926	$125,278	$713
Inventory adjustments(ii)	(3,671)	(38)	3,127	36	(39)	—	1,427	8
Realized gains and losses on hedges of production costs	(884)	(9)	(3,980)	(45)	(2,195)	(13)	(6,614)	(38)
IAS 16 amendments(iv)	—	—	(5,543)	(64)	—	—	(10,519)	(59)
Other adjustments(vi)	68	1	81	1	163	1	124	1
Cash operating costs (co-product basis)	$81,899	$839	$54,223	$619	$162,994	$914	$109,696	$625
By-product metal revenues	(188)	(2)	(225)	(3)	(405)	(2)	(445)	(3)
Cash operating costs (by-product basis)	$81,711	$837	$53,998	$616	$162,589	$912	$109,251	$622
Meliadine mine Per Tonne(viii)	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				449				324				881				662
Production costs		$86,386		$192		$60,538		$188		$165,065		$187		$125,278		$189
Production costs (C$)	C$	109,488	C$	244	C$	75,270	C$	232	C$	208,925	C$	237	C$	158,058	C$	239
Inventory adjustments (C$)(ii)		(4,241)		(10)		3,482		11		284		—		974		1
IAS 16 amendments (C$)(iv)		—		—		(6,892)		(21)		—		—		(13,271)		(20)
Minesite operating costs (C$)	C$	105,247	C$	234	C$	71,860	C$	222	C$	209,209	C$	237	C$	145,761	C$	220

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
Meadowbank complex Per Ounce of Gold Produced(ix)	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		96,698		85,551		156,463		165,516
Production costs	$107,373	$1,110	$96,357	$1,126	$204,084	$1,304	$183,696	$1,110
Inventory adjustments(ii)	(9,132)	(94)	988	12	6,071	39	6,767	41
Realized gains and losses on hedges of production costs	(1,631)	(17)	(4,296)	(50)	(3,674)	(23)	(7,210)	(44)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	(1,436)	(9)	—	—
IAS 16 amendments(iv)	—	—	(335)	(4)	—	—	(335)	(2)
Other adjustments(vi)	(26)	—	124	1	40	—	197	1
Cash operating costs (co-product basis)	$96,584	$999	$92,838	$1,085	$205,085	$1,311	$183,115	$1,106
By-product metal revenues	(587)	(6)	(701)	(8)	(882)	(6)	(1,193)	(7)
Cash operating costs (by-product basis)	$95,997	$993	$92,137	$1,077	$204,203	$1,305	$181,922	$1,099
Meadowbank complex Per Tonne(x)	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				930				879				1,785				1,803
Production costs		$107,373		$116		$96,357		$110		$204,084		$114		$183,696		$102
Production costs (C$)	C$	136,663	C$	147	C$	120,668	C$	137	C$	259,128	C$	145	C$	233,434	C$	129
Inventory adjustments (C$)(ii)		(10,911)		(12)		880		1		7,897		5		7,982		5
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		(1,793)		(1)		—		—
IAS 16 amendments (C$)(iv)		—		—		(420)		—		—		—		(420)		—
Minesite operating costs (C$)	C$	125,752	C$	135	C$	121,128	C$	138	C$	265,232	C$	149	C$	240,996	C$	134
Hope Bay mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		—		25,308		—		37,567
Production costs	$—	$—	$17,594	$695	$—	$—	$41,669	$1,109
Inventory adjustments(ii)	—	—	5,555	220	—	—	(7,136)	(190)
Cash operating costs (co-product basis)	$—	$—	$23,149	$915	$—	$—	$34,533	$919
By-product metal revenues	—	—	—	—	—	—	—	—
Cash operating costs (by-product basis)	$—	$—	$23,149	$915	$—	$—	$34,533	$919
Hope Bay mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				—				95				—				134
Production costs		$—		$—		$17,594		$185		$—		$—		$41,669		$311
Production costs (C$)	C$	—	C$	—	C$	21,468	C$	225	C$	—	C$	—	C$	51,945	C$	387
Inventory adjustments (C$)(ii)		—		—		6,979		74		—		—		(9,327)		(70)
Minesite operating costs (C$)	C$	—	C$	—	C$	28,447	C$	299	C$	—	C$	—	C$	42,618	C$	317

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
Fosterville Mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		86,065		—		167,892		—
Production costs	$48,303	$561	$—	$—	$136,304	$812	$—	$—
Inventory adjustments(ii)	(970)	(12)	—	—	(6,809)	(41)	—	—
Purchase price allocation to inventory(v)	(16,997)	(197)	—	—	(73,674)	(439)	—	—
Cash operating costs (co-product basis)	$30,336	$352	$—	$—	$55,821	$332	$—	$—
By-product metal revenues	(125)	(1)	—	—	(313)	(1)	—	—
Cash operating costs (by-product basis)	$30,211	$351	$—	$—	$55,508	$331	$—	$—
Fosterville Mine Per Tonne	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021				Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				122				—				213				—
Production costs		$48,303		$396		$—		$—		$136,304		$641		$—		$—
Production costs (A$)	A$	71,814	A$	597	A$	—	A$	—	A$	189,040	A$	890	A$	—	A$	—
Inventory adjustments (A$)(ii)		(1,204)		(9)		—		—		(9,409)		(43)		—		—
Purchase price allocation to inventory (A$)(v)		(26,678)		(218)		—		—		(102,178)		(478)		—		—
Minesite operating costs (A$)	A$	43,932	A$	370	A$	—	A$	—	A$	77,453	A$	369	A$	—	A$	—
Kittila mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		64,814		53,263		110,322		113,979
Production costs	$53,315	$823	$47,944	$900	$102,766	$932	$96,604	$848
Inventory adjustments(ii)	(1,164)	(19)	643	12	(3,955)	(36)	348	3
Realized gains and losses on hedges of production costs	1,542	24	(55)	(1)	2,220	20	(61)	(1)
Other adjustments(vi)	39	1	173	3	93	1	345	3
Cash operating costs (co-product basis)	$53,732	$829	$48,705	$914	$101,124	$917	$97,236	$853
By-product metal revenues	(78)	(1)	(79)	(1)	(167)	(2)	(133)	(1)
Cash operating costs (by-product basis)	$53,654	$828	$48,626	$913	$100,957	$915	$97,103	$852
Kittila mine Per Tonne	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		556		483		1,017		977
Production costs	$53,315	$96	$47,944	$99	$102,766	$101	$96,604	$99
Production costs (€)	€49,550	€89	€39,861	€83	€93,458	€92	€80,929	€83
Inventory adjustments (€)(ii)	(655)	(1)	435	—	(2,929)	(3)	98	—
Minesite operating costs (€)	€48,895	€88	€40,296	€83	€90,529	€89	€81,027	€83

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		23,020		32,614		48,190		61,789
Production costs	$39,873	$1,732	$39,345	$1,206	$72,409	$1,503	$71,343	$1,155
Inventory adjustments(ii)	(2,955)	(128)	(2,850)	(87)	(2,156)	(45)	(690)	(11)
Realized gains and losses on hedges of production costs	(313)	(14)	(856)	(26)	(547)	(11)	(1,405)	(23)
Other adjustments(vi)	322	14	439	13	625	12	815	13
Cash operating costs (co-product basis)	$36,927	$1,604	$36,078	$1,106	$70,331	$1,459	$70,063	$1,134
By-product metal revenues	(5,082)	(221)	(8,403)	(257)	(11,345)	(235)	(17,941)	(290)
Cash operating costs (by-product basis)	$31,845	$1,383	$27,675	$849	$58,986	$1,224	$52,122	$844
Pinos Altos mine Per Tonne	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		366		521		750		1,014
Production costs	$39,873	$109	$39,345	$76	$72,409	$97	$71,343	$70
Inventory adjustments(ii)	(2,955)	(8)	(2,850)	(6)	(2,156)	(3)	(690)	—
Minesite operating costs	$36,918	$101	$36,495	$70	$70,253	$94	$70,653	$70
Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		635		3,228		1,641		7,480
Production costs	$484	$762	$2,009	$622	$1,099	$670	$4,426	$592
Inventory adjustments(ii)	60	95	(141)	(44)	(27)	(16)	(618)	(83)
Other adjustments(vi)	30	49	96	30	48	29	237	32
Cash operating costs (co-product basis)	$574	$906	$1,964	$608	$1,120	$683	$4,045	$541
By-product metal revenues	(5)	(7)	(863)	(267)	(140)	(85)	(2,126)	(284)
Cash operating costs (by-product basis)	$569	$899	$1,101	$341	$980	$598	$1,919	$257
Creston Mascota mine Per Tonne(xi)	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		—		—		—		—
Production costs	$484	$—	$2,009	$—	$1,099	$—	$4,426	$—
Inventory adjustments(ii)	60	—	(141)	—	(27)	—	(618)	—
Other adjustments(vi)	(544)	—	(1,868)	—	(1,072)	—	(3,808)	—
Minesite operating costs	$—	$—	$—	$—	$—	$—	$—	$—

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
La India mine Per Ounce of Gold Produced	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Gold production (ounces)		20,016		4,712		41,718		21,745
Production costs	$17,455	$872	$6,485	$1,376	$35,190	$844	$22,624	$1,040
Inventory adjustments(ii)	1,564	78	(12)	(3)	2,132	51	230	11
Other adjustments(vi)	177	9	79	17	373	9	199	9
Cash operating costs (co-product basis)	$19,196	$959	$6,552	$1,390	$37,695	$904	$23,053	$1,060
By-product metal revenues	(451)	(23)	(190)	(40)	(1,159)	(28)	(752)	(34)
Cash operating costs (by-product basis)	$18,745	$936	$6,362	$1,350	$36,536	$876	$22,301	$1,026
La India mine Per Tonne	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,356		1,745		2,919		3,387
Production costs	$17,455	$13	$6,485	$4	$35,190	$12	$22,624	$7
Inventory adjustments(ii)	1,564	1	(12)	—	2,132	1	230	—
Minesite operating costs	$19,019	$14	$6,473	$4	$37,322	$13	$22,854	$7

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii)
This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company’s effort to prevent or curtail community transmission of COVID-19. These costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the cash operating costs per ounce and minesite cost per tonne.

(iv)
Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. The Company considers the disclosure of the total cash cost per ounce of gold produced (by-product and co-product) without the impact of the retrospective application of the IAS 16 amendments so investors can compare current performance to what management considers steady-state operational costs for the comparative period.

(v)
On February 2, 2022, the Company announced the completion of the merger of equals with Kirkland and this adjustment reflects the fair value allocated to inventory on the purchase price equation.

(vi)
Other adjustments consists of costs associated with a 5% in-kind royalty paid by the Canadian Malartic mine, a 2% in-kind royalty paid by the Detour Lake mine, a 1.5% in-kind royalty paid by the Macassa mine, smelting, refining, and marketing charges to production costs.

(vii)
The Meliadine mine’s cost calculations per ounce of gold produced for the three and six months ended June 30, 2021 excludes 9,053 and 17,176 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(viii)
The Meliadine mine’s cost calculations per tonne for the three and six months ended June 30, 2021 excludes 93,340 and 170,377 tonnes of ore, from the Tiriganiaq open pit deposit, respectively, which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(ix)
The Meadowbank complex’s cost calculations per ounce of gold produced for the three and six months ended June 30, 2021 exclude 348 ounces of payable gold production which were produced as commercial production at the Amaruq Underground project has not yet been achieved.

(x)
The Meadowbank complex’s cost calculations per tonne for the three and six months ended June 30, 2021 exclude 1,913 tonnes of ore from the Amaruq Underground project which were processed during these periods as commercial production at the Amaruq Underground project has not yet been achieved.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
(xi)
The Creston Mascota mine’s cost calculations per tonne for the three and six months ended June 30, 2022 exclude approximately $0.5 and $1.9 million of production costs incurred during these periods following the ceasing of mining activities at the Bravo pit during the third quarter of 2020. The Creston Mascota mine’s cost calculations per tonne for the three and six months ended June 30, 2021 excludes approximately $2.0 million and $4.4 million of production costs incurred during these periods, respectively, following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
All-in Sustaining Costs per Ounce of Gold Produced
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding all-in sustaining costs per ounce of gold produced.
The following tables set out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and six months ended June 30, 2022 and June 30, 2021 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced
	Three Months Ended June 30,		Six Months Ended June 30,
(United States dollars per ounce of gold produced, except where noted)	2022	2021	2022	2021
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$657,636	$433,050	$1,319,371	$850,426
Gold production (ounces)(i)(ii)	858,170	516,605	1,518,774	1,025,286
Production costs per ounce of adjusted gold production	$766	$838	$869	$829
Adjustments:
Inventory adjustments(iii)	14	2	12	(2)
Purchase price allocation to inventory(iv)	(46)	—	(101)	—
IAS 16 amendments(v)	—	(11)	—	(11)
Realized gains and losses on hedges of production costs	(2)	(29)	(3)	(24)
Operational care and maintenance costs due to COVID-19(vi)	—	—	(1)	—
Other(vii)	26	12	24	13
Total cash costs per ounce of gold produced (co-product basis)(viii)	$758	$812	$800	$805
By-product metal revenues	(32)	(64)	(37)	(64)
Total cash costs per ounce of gold produced (by-product basis)(viii)	$726	$748	$763	$741
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	231	215	197	195
General and administrative expenses (including stock option expense)	57	61	77	74
Non-cash reclamation provision and sustaining leases(ix)	12	13	14	12
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,026	$1,037	$1,051	$1,022
By-product metal revenues	32	64	37	64
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,058	$1,101	$1,088	$1,086

Notes:
(i)
Gold production for the three and six months ended June 30, 2021 excludes 9,053 and 17,176 ounces of payable production of gold at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(ii)
Gold production for the three and six months ended June 30, 2021 exclude 348 ounces of payable production of gold at the Meadowbank complex which were produced as commercial production at the Amaruq Underground project has not yet been achieved.

(iii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iv)
On February 2, 2022 the Company announced the completion of the merger of equals with Kirkland and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.

(v)
Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. This adjustment eliminates the effects of the retrospective application of the IAS 16 amendments on the total cash costs per ounce of gold produced (by-product and co-product) as well as all-in sustaining costs (by-product and co-product).

(vi)
This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
operations. These costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne.
(vii)
Other adjustments consists of costs associated with a 5% in-kind royalty paid by the Canadian Malartic mine, a 2% in-kind royalty paid by the Detour Lake mine, a 1.5% in-kind royalty paid by the Macassa mine, smelting, refining and marketing charges to production costs.

(viii)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne for more information on the Company’s use of total cash cost per ounce of gold produced.

(ix)
Sustaining leases are lease payments related to sustaining assets.

Operating Margin
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding all-in sustaining costs per ounce of gold produced.
The following table sets out a reconciliation of net income to operating margin for the three and six months ended June 30, 2022 and June 30, 2021.
	Three Months Ended June 30, 2022
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$124,826	$(33,949)	$90,877
LaRonde Zone 5 mine	24,999	(17,133)	7,866
Canadian Malartic mine(ii)	160,866	(56,405)	104,461
Goldex mine	68,186	(26,530)	41,656
Detour Lake mine	352,270	(137,429)	214,841
Macassa mine	107,779	(33,001)	74,778
Meliadine mine	183,126	(86,386)	96,740
Meadowbank complex	175,417	(107,373)	68,044
Hope Bay mine	—	—	—
Fosterville mine	173,745	(48,303)	125,442
Kittila mine	120,926	(53,315)	67,611
Pinos Altos mine	51,360	(39,873)	11,487
Creston Mascota mine	1,126	(484)	642
La India mine	36,432	(17,455)	18,977
Segment totals	$1,581,058	$(657,636)	$923,422
Corporate and other:
Exploration and corporate development			70,352
Amortization of property, plant, and mine development			291,052
General and administrative			49,275
Finance costs			20,961
Loss on derivative financial instruments			40,753
Environmental remediation			(319)
Foreign currency translation gain			(13,492)
Care and maintenance			9,257
Other expenses			19,893
Income and mining taxes expense			159,845
Net income per consolidated interim condensed statements of income			$275,845

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
	Six Months Ended June 30, 2022
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$274,231	$(79,790)	$194,441
LaRonde Zone 5 mine	58,388	(33,866)	24,522
Canadian Malartic mine(ii)	297,105	(113,342)	183,763
Goldex mine	131,521	(52,747)	78,774
Detour Lake mine	600,293	(257,394)	342,899
Macassa mine	164,248	(65,315)	98,933
Meliadine mine	346,084	(165,065)	181,019
Meadowbank complex	266,930	(204,084)	62,846
Hope Bay mine	144	—	144
Fosterville mine	368,602	(136,304)	232,298
Kittila mine	216,488	(102,766)	113,722
Pinos Altos mine	103,327	(72,409)	30,918
Creston Mascota mine	2,918	(1,099)	1,819
La India mine	76,467	(35,190)	41,277
Segment totals	$2,906,746	$(1,319,371)	$1,587,375
Corporate and other:
Exploration and corporate development			136,194
Amortization of property, plant, and mine development			551,800
General and administrative			116,817
Finance costs			43,614
Loss on derivative financial instruments			12,089
Environmental remediation			(2,618)
Foreign currency translation gain			(12,282)
Care and maintenance			19,713
Other expenses			111,791
Income and mining taxes expense			224,660
Net income per consolidated interim condensed statements of income			$385,597

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
	Three Months Ended June 30, 2021
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$175,423	$(59,806)	$115,617
LaRonde Zone 5 mine	29,505	(14,253)	15,252
Canadian Malartic mine(ii)	173,037	(63,458)	109,579
Goldex mine	63,142	(25,261)	37,881
Meliadine mine(i)	170,470	(60,538)	109,932
Meadowbank complex(i)	152,420	(96,357)	56,063
Hope Bay mine	31,990	(17,594)	14,396
Kittila mine	99,382	(47,944)	51,438
Pinos Altos mine	71,250	(39,345)	31,905
Creston Mascota mine	7,180	(2,009)	5,171
La India mine	10,854	(6,485)	4,369
Segment totals	$984,653	$(433,050)	$551,603
Corporate and other:
Exploration and corporate development			39,942
Amortization of property, plant, and mine development(i)			176,946
General and administrative			31,325
Finance costs			23,261
Gain on derivative financial instruments			(21,120)
Environmental remediation			(210)
Foreign currency translation loss			2,440
Other expenses			5,954
Income and mining taxes expense			96,674
Net income per consolidated interim condensed statements of income			$196,391

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
	Six Months Ended June 30, 2021
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	$320,493	$(111,148)	$209,345
LaRonde Zone 5 mine	54,788	(26,938)	27,850
Canadian Malartic mine(ii)	332,253	(118,926)	213,327
Goldex mine	124,394	(47,774)	76,620
Meliadine mine(i)	346,426	(125,278)	221,148
Meadowbank complex(i)	289,709	(183,696)	106,013
Hope Bay mine	67,295	(41,669)	25,626
Kittila mine	206,745	(96,604)	110,141
Pinos Altos mine	129,674	(71,343)	58,331
Creston Mascota mine	17,231	(4,426)	12,805
La India mine	45,268	(22,624)	22,644
Segment totals	$1,934,276	$(850,426)	$1,083,850
Corporate and other:
Exploration and corporate development			68,651
Amortization of property, plant, and mine development(i)			354,739
General and administrative			76,258
Finance costs			45,429
Gain on derivative financial instruments			(54)
Environmental remediation			(838)
Foreign currency translation gain			(638)
Other expenses			4,073
Income and mining taxes expense			194,600
Net income per consolidated interim condensed statements of income			$341,630

Notes:
(i)
Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

Realized prices
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding realized prices.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Six Months Ended June 30, 2022
Sustaining Capital Expenditures and Development Capital Expenditures
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding sustaining capital expenditures and development capital expenditures.
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
LaRonde mine	23,118	24,506	41,784	42,848
LaRonde Zone 5 mine	2,580	3,453	5,317	6,683
Canadian Malartic mine(ii)	16,346	20,758	27,080	40,313
Goldex mine	6,559	9,214	13,186	16,384
Detour Lake mine	73,974	—	86,616	—
Macassa mine	8,867	—	13,524	—
Meliadine mine(i)	16,104	12,887	25,185	23,095
Meadowbank complex	13,367	17,945	24,171	25,287
Hope Bay mine	3,604	9,664	3,604	16,397
Fosterville mine	13,598	—	22,305	—
Kittila mine	11,468	7,280	22,818	17,924
Pinos Altos mine	7,124	3,876	12,031	7,994
La India mine	1,315	1,350	2,129	3,205
Sustaining capital expenditures	198,024	110,933	299,750	200,130
LaRonde mine	14,723	13,174	27,186	21,356
LaRonde Zone 5 mine	3,267	530	6,701	1,133
Canadian Malartic mine(ii)	29,335	11,403	52,087	19,051
Goldex mine	7,448	4,439	13,056	8,493
Detour Lake mine	42,400	—	71,260	—
Macassa mine	26,385	—	43,441	—
Meliadine mine(i)	21,900	27,513	35,505	51,618
Meadowbank complex	291	4,475	1,110	8,506
Amaruq Underground Project	18,321	26,026	33,682	36,375
Hope Bay mine	1,968	1,328	1,968	2,762
Fosterville mine	11,270	—	19,753	—
Kittila mine	14,968	21,203	25,504	35,583
Pinos Altos mine	7,891	6,364	13,809	7,917
La India mine	2,479	1,971	4,320	3,645
Other	900	3,378	2,523	9,467
Development capital expenditures	203,546	121,804	351,905	205,906
Total capital expenditures	401,570	232,737	651,655	406,036
Working capital adjustments	7,026	(15,976)	50,092	2,866
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flow(i)	408,596	216,761	701,747	408,902

Notes:
(i)
Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Operating margin(i):
Revenues from mining operations	$1,581,058	$984,653	$2,906,746	$1,934,276
Production costs	657,636	433,050	1,319,371	850,426
Total operating margin(i)	923,422	551,603	1,587,375	1,083,850
Operating margin(i) by mine:
Quebec
LaRonde mine	$90,877	$115,617	$194,441	$209,345
LaRonde Zone 5 mine	7,866	15,252	24,522	27,850
Canadian Malartic mine(ii)	104,461	109,579	183,763	213,327
Goldex mine	41,656	37,881	78,774	76,620
Ontario
Detour Lake mine	214,841	—	342,899	—
Macassa mine	74,778	—	98,933	—
Nunavut
Meliadine mine	96,740	109,932	181,019	221,148
Meadowbank complex	68,044	56,063	62,846	106,013
Hope Bay mine	—	14,396	144	25,626
Australia
Fosterville mine	125,442	—	232,298	—
Europe
Kittila mine	67,611	51,438	113,722	110,141
Mexico
Pinos Altos mine	11,487	31,905	30,918	58,331
Creston Mascota mine	642	5,171	1,819	12,805
La India mine	18,977	4,369	41,277	22,644
Total operating margin(i)	923,422	551,603	1,587,375	1,083,850
Amortization of property, plant and mine development	291,052	176,946	551,800	354,739
Exploration, corporate and other	196,680	81,592	425,318	192,881
Income before income and mining taxes	435,690	293,065	610,257	536,230
Income and mining taxes expense	159,845	96,674	224,660	194,600
Net income for the period	$275,845	$196,391	$385,597	$341,630
Net income per share — basic	$0.61	$0.81	$0.92	$1.40
Net income per share — diluted	$0.60	$0.80	$0.92	$1.40
Cash flows:
Cash provided by operating activities	$633,266	$419,376	$1,140,698	$786,018
Cash (used in) provided by investing activities	$(394,129)	$(210,068)	$141,523	$(748,191)
Cash used in financing activities	$(294,307)	$(64,161)	$(462,165)	$(164,295)
Realized prices:
Gold (per ounce)	$1,866	$1,814	$1,872	$1,797
Silver (per ounce)	$22.21	$27.01	$23.20	$26.55
Zinc (per tonne)	$3,947	$2,843	$3,769	$2,795
Copper (per tonne)	$8,953	$10,902	$9,591	$9,945

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Payable production(iii):
Gold (ounces):
Quebec
LaRonde mine	70,736	80,681	158,285	156,070
LaRonde Zone 5 mine	17,774	16,842	35,262	34,531
Canadian Malartic mine(ii)	87,186	92,106	167,695	181,656
Goldex mine	36,877	34,659	71,322	69,309
Ontario
Detour Lake mine	195,515	—	295,958	—
Macassa mine	61,262	—	85,750	—
Nunavut
Meliadine mine	97,572	96,694	178,276	192,820
Meadowbank complex	96,698	85,899	156,463	165,864
Hope Bay mine	—	25,308	—	37,567
Australia
Fosterville mine	86,065	—	167,892	—
Europe
Kittila mine	64,814	53,263	110,322	113,979
Mexico
Pinos Altos mine	23,020	32,614	48,190	61,789
Creston Mascota mine	635	3,228	1,641	7,480
La India mine	20,016	4,712	41,718	21,745
Total gold (ounces)	858,170	526,006	1,518,774	1,042,810
Silver (thousands of ounces):
Quebec
LaRonde mine	167	199	320	402
LaRonde Zone 5 mine	2	3	4	6
Canadian Malartic mine(ii)	57	69	131	151
Goldex mine	1	1	1	1
Ontario
Detour Lake mine	41	—	91	—
Macassa mine	5	—	8	—
Nunavut
Meliadine mine	10	8	19	15
Meadowbank complex	27	23	45	47
Hope Bay mine	—	2	—	2
Australia
Fosterville mine	15	—	23	—
Europe
Kittila mine	3	2	6	5
Mexico
Pinos Altos mine	235	307	492	680
Creston Mascota mine	2	32	6	68
La India mine	23	7	51	23
Total silver (thousands of ounces)	588	653	1,197	1,400
Zinc (tonnes)	2,568	2,736	3,637	4,603
Copper (tonnes)	778	779	1,547	1,531

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Payable metal sold:
Gold (ounces):
Quebec
LaRonde mine	61,296	86,844	132,263	162,129
LaRonde Zone 5 mine	13,538	16,168	31,133	30,482
Canadian Malartic mine(ii)	85,160	89,372	157,428	172,928
Goldex mine	36,681	34,993	70,565	69,351
Ontario
Detour Lake mine	188,517	—	320,354	—
Macassa mine	58,050	—	87,580	—
Nunavut
Meliadine mine	97,354	94,163	185,126	192,512
Meadowbank complex	93,737	83,915	142,492	160,196
Hope Bay mine	—	17,731	98	37,952
Australia
Fosterville mine	93,177	—	195,127	—
Europe
Kittila mine	64,378	54,790	115,993	114,387
Mexico
Pinos Altos mine	24,730	34,672	49,517	62,285
Creston Mascota mine	599	3,356	1,454	8,234
La India mine	19,306	5,739	40,315	24,573
Total gold (ounces)	836,523	521,743	1,529,445	1,035,029
Silver (thousands of ounces):
Quebec
LaRonde mine	165	193	325	392
LaRonde Zone 5 mine	1	3	5	6
Canadian Malartic mine(ii)	44	68	123	135
Goldex mine	—	1	1	1
Ontario
Detour Lake mine	46	—	96	—
Macassa mine	5	—	8	—
Nunavut
Meliadine mine	8	9	17	17
Meadowbank complex	26	26	38	45
Australia
Fosterville mine	5	—	13	—
Europe
Kittila mine	3	3	7	5
Mexico
Pinos Altos mine	233	331	482	692
Creston Mascota mine	1	41	8	91
La India mine	22	7	48	26
Total silver (thousands of ounces)	559	682	1,171	1,410
Zinc (tonnes)	1,679	2,875	2,713	5,535
Copper (tonnes)	783	778	1,549	1,532

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Total cash costs per ounce of gold produced — co-product basis(iv):
Quebec
LaRonde mine	$829	$696	$744	$711
LaRonde Zone 5 mine	983	818	981	791
Canadian Malartic mine(ii)	767	677	789	659
Goldex mine	718	686	747	654
Ontario
Detour Lake mine	645	—	634	—
Macassa mine	584	—	643	—
Nunavut
Meliadine mine(v)	839	619	914	625
Meadowbank complex(vi)	999	1,085	1,311	1,106
Hope Bay mine	—	915	—	919
Australia
Fosterville mine	352	—	332	—
Europe
Kittila mine	829	914	917	853
Mexico
Pinos Altos mine	1,604	1,106	1,459	1,134
Creston Mascota mine	906	608	683	541
La India mine	959	1,390	904	1,060
Weighted average total cash costs per ounce of gold produced	$758	$812	$800	$805
Total cash costs per ounce of gold produced — by-product basis(iv):
Quebec
LaRonde mine	$566	$437	$517	$463
LaRonde Zone 5 mine	982	814	978	787
Canadian Malartic mine(ii)	753	657	772	637
Goldex mine	718	685	746	654
Ontario
Detour Lake mine	640	—	626	—
Macassa mine	582	—	641	—
Nunavut
Meliadine mine(v)	837	616	912	622
Meadowbank complex(vi)	993	1,077	1,305	1,099
Hope Bay mine	—	915	—	919
Australia
Fosterville mine	351	—	331	—
Europe
Kittila mine	828	913	915	852
Mexico
Pinos Altos mine	1,383	849	1,224	844
Creston Mascota mine	899	341	598	257
La India mine	936	1,350	876	1,026
Weighted average total cash costs per ounce of gold produced	$726	$748	$763	$741

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

Notes:
(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin and Note to Investors Concerning Certain Measures of Performance for more information on the Company’s use of operating margin.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three and six months ended June 30, 2021 includes 9,053 and 17,176 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. Payable production for the three and six months ended June 30, 2021 include 348 ounces of gold from the Amaruq Underground project at the Meadowbank complex which were produced as commercial production at the Amaruq Underground project has not yet been achieved.

(iv)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne and Note to Investors Concerning Certain Measures of Performance for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

(v)
The Meliadine mine’s cost calculations per ounce of gold produced for the three and six months ended June 30, 2021 excludes 9,053 and 17,176 ounces of payable gold production which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(vi)
The Meadowbank complex’s cost calculations per ounce of gold produced for the three and six months ended June 30, 2021 exclude 348 ounces of gold from the Amaruq Underground project at the Meadowbank complex which were produced as commercial production at the Amaruq Underground project has not yet been achieved.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended
	September 30, 2020	December 31, 2020	March 31, 2021(iii)	June 30, 2021(iii)	September 30, 2021(iii)	December 31, 2021	March 31, 2022	June 30, 2022
Operating margin(i):
Revenues from mining operations	$980,612	$928,448	$949,623	$984,653	$983,818	$951,531	$1,325,688	$1,581,058
Production costs	412,803	374,853	417,376	433,050	455,627	467,068	661,735	657,636
Total operating margin(i)	567,809	553,595	532,247	551,603	528,191	484,463	663,953	923,422
Operating margin(i) by mine:
Quebec
LaRonde mine	144,364	123,528	93,728	115,617	125,770	87,070	103,564	90,877
LaRonde Zone 5 mine	21,522	19,965	12,598	15,252	19,449	17,557	16,656	7,866
Canadian Malartic mine(ii)	76,673	104,009	103,748	109,579	93,439	96,252	79,302	104,461
Goldex mine	36,350	50,177	38,739	37,881	29,421	39,182	37,118	41,656
Ontario
Detour Lake mine	—	—	—	—	—	—	128,058	214,841
Macassa mine	—	—	—	—	—	—	24,155	74,778
Nunavut
Meliadine mine	109,313	107,617	111,216	109,932	90,884	115,912	84,279	96,740
Meadowbank complex	46,032	44,344	49,950	56,063	52,087	25,872	(5,198)	68,044
Hope Bay mine	—	—	11,230	14,396	11,633	(4,938)	144	—
Australia
Fosterville mine	—	—	—	—	—	—	106,856	125,442
Europe
Kittila mine	62,807	38,442	58,703	51,438	57,362	54,411	46,111	67,611
Mexico
Pinos Altos mine	37,063	39,900	26,426	31,905	31,971	27,656	19,431	11,487
Creston Mascota mine	9,279	4,573	7,634	5,171	4,186	2,628	1,177	642
La India mine	24,406	21,040	18,275	4,369	11,989	22,861	22,300	18,977
Total operating margin(i)	567,809	553,595	532,247	551,603	528,191	484,463	663,953	923,422
Amortization of property, plant and mine development	173,173	174,954	177,793	176,946	191,771	191,618	260,748	291,052
Exploration, corporate and other	61,947	84,647	111,289	81,592	129,148	103,624	228,638	196,680
Income before income and mining taxes	332,689	293,994	243,165	293,065	207,272	189,221	174,567	435,690
Income and mining taxes expense	110,035	88,777	97,926	96,674	88,316	87,862	64,815	159,845
Net income for the period	$222,654	$205,217	$145,239	$196,391	$118,956	$101,359	$109,752	$275,845
Net income per share — basic	$0.92	$0.85	$0.60	$0.81	$0.49	$0.41	$0.29	$0.61
Net income per share — diluted	$0.91	$0.84	$0.59	$0.80	$0.49	$0.41	$0.28	$0.60
Cash flows:
Cash provided by operating activities	$462,538	$403,510	$366,642	$419,376	$297,176	$262,114	$507,432	$633,266
Cash (used in) provided by investing activities	$(205,893)	$(247,015)	$(538,123)	$(210,068)	$(268,213)	$(247,599)	$535,652	$(394,129)
Cash (used in) provided by financing activities	$(268,802)	$(74,432)	$(100,134)	$(64,161)	$(62,404)	$(70,543)	$(167,858)	$(294,307)

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

Notes:
(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin and Note to Investors Concerning Certain Measures of Performance for more information on the Company’s use of operating margin.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the February 2, 2021 acquisition of TMAC and to reflect the retrospective application of amendments to IAS 16.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at June 30, 2022	As at December 31, 2021
		Restated (Note 3)
ASSETS
Current assets:
Cash and cash equivalents	$1,006,855	$185,786
Trade receivables (Note 6)	10,401	13,545
Inventories (Note 7)	1,086,348	878,944
Income taxes recoverable	76,954	7,674
Fair value of derivative financial instruments (Notes 6 and 16)	11,494	12,305
Other current assets (Note 8A)	352,166	204,134
Total current assets	2,544,218	1,302,388
Non-current assets:
Goodwill	2,216,311	407,792
Property, plant and mine development (Note 9)	17,694,487	7,675,595
Investments (Notes 6, 10 and 16)	295,894	343,509
Deferred income tax asset	—	133,608
Other assets (Note 8B)	435,198	353,198
Total assets	$23,186,108	$10,216,090
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$652,789	$414,673
Share based liabilities	5,919	—
Interest payable	10,243	12,303
Income taxes payable	28,808	47,213
Current portion of long-term debt (Note 11)	200,000	225,000
Reclamation provision	21,547	7,547
Lease obligations	34,329	32,988
Fair value of derivative financial instruments (Notes 6 and 16)	30,792	22,089
Total current liabilities	984,427	761,813
Non-current liabilities:
Long-term debt (Note 11)	1,241,196	1,340,223
Reclamation provision	716,119	722,449
Lease obligations	100,161	98,445
Share based liabilities	5,596	—
Deferred income and mining tax liabilities	3,797,090	1,223,128
Other liabilities	70,507	70,261
Total liabilities	6,915,096	4,216,319
EQUITY
Common shares (Note 12):
Outstanding — 456,476,039 common shares issued, less 700,050 shares held in trust	16,216,512	5,863,512
Stock options (Notes 12 and 13)	195,213	191,112
Contributed surplus	22,118	37,254
Deficit	(123,090)	(146,383)
Other reserves (Note 14)	(39,741)	54,276
Total equity	16,271,012	5,999,771
Total liabilities and equity	$23,186,108	$10,216,090
Commitments and contingencies (Note 19)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
		Restated (Notes 3 and 5)		Restated (Notes 3 and 5)
REVENUES
Revenues from mining operations (Note 15)	$1,581,058	$984,653	$2,906,746	$1,934,276
COSTS AND EXPENSES
Production(i)	657,636	433,050	1,319,371	850,426
Exploration and corporate development	70,352	39,942	136,194	68,651
Amortization of property, plant and mine development	291,052	176,946	551,800	354,739
General and administrative	49,275	31,325	116,817	76,258
Finance costs	20,961	23,261	43,614	45,429
Loss (gain) on derivative financial instruments (Note 16)	40,753	(21,120)	12,089	(54)
Foreign currency translation (gain) loss	(13,492)	2,440	(12,282)	(638)
Care and maintenance	9,257	—	19,713	—
Other expenses (Note 17)	19,574	5,744	109,173	3,235
Income before income and mining taxes	435,690	293,065	610,257	536,230
Income and mining taxes expense	159,845	96,674	224,660	194,600
Net income for the period	$275,845	$196,391	$385,597	$341,630
Net income per share — basic (Note 12)	$0.61	$0.81	$0.92	$1.40
Net income per share — diluted (Note 12)	$0.60	$0.80	$0.92	$1.40
Cash dividends declared per common share	$0.40	$0.35	$0.80	$0.70

Note:
(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
		Restated (Notes 3 and 5)		Restated (Notes 3 and 5)
Net income for the period	$275,845	$196,391	$385,597	$341,630
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments:
Reclassified from the cash flow hedge reserve to net income	294	294	588	588
	294	294	588	588
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement gain (loss) on pension benefit obligations	449	(465)	912	(909)
Income tax impact	(116)	119	(235)	237
Equity securities:
Net change in fair value of equity securities	(136,122)	30,230	(104,508)	(30,968)
Income tax impact	14,769	(3,724)	9,903	4,106
	(121,020)	26,160	(93,928)	(27,534)
Other comprehensive (loss) income for the period	(120,726)	26,454	(93,340)	(26,946)
Comprehensive income for the period	$155,119	$222,845	$292,257	$314,684
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Contributed Surplus	Deficit	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2020	242,884,314	$5,751,479	$175,640	$37,254	$(366,412)	$85,252	$5,683,213
Net income (Restated Notes 3 and 5)	—	—	—	—	341,630	—	341,630
Other comprehensive loss (Restated Notes 3 and 5)	—	—	—	—	(672)	(26,274)	(26,946)
Total comprehensive income (loss) (Restated Notes 3 and 5)	—	—	—	—	340,958	(26,274)	314,684
Transfer of gain on disposal of equity securities to deficit	—	—	—	—	1,853	(1,853)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13A)	354,377	20,078	(3,433)	—	—	—	16,645
Stock options (Notes 12 and 13A)	—	—	12,669	—	—	—	12,669
Shares issued under incentive share purchase plan (Note 13B)	229,040	13,666	—	—	—	—	13,666
Shares issued under dividend reinvestment plan	476,181	29,715	—	—	—	—	29,715
Dividends declared ($0.70 per share)	—	—	—	—	(169,723)	—	(169,723)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 12 and 13C, D)	(240,666)	(20,476)	—	—	—	—	(20,476)
Restated Balance at June 30, 2021	243,703,246	$5,794,462	$184,876	$37,254	$(193,324)	$57,125	$5,880,393
Restated Balance at December 31, 2021	245,001,857	$5,863,512	$191,112	$37,254	$(146,383)	$54,276	$5,999,771
Net income	—	—	—	—	385,597	—	385,597
Other comprehensive income (loss)	—	—	—	—	677	(94,017)	(93,340)
Total comprehensive income (loss)	—	—	—	—	386,274	(94,017)	292,257
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13A)	529,195	29,143	(5,198)	—	—	—	23,945
Shares issued on acquisition of Kirkland Lake Gold, net of share issuance costs (Note 5)	209,274,263	10,268,160	—	—	—	—	10,268,160
Stock options (Notes 12 and 13A)	—	—	9,299	—	—	—	9,299
Shares issued under incentive share purchase plan (Note 13B)	286,967	15,542	—	—	—	—	15,542
Shares issued under dividend reinvestment plan	1,149,810	58,442	—	—	—	—	58,442
Share repurchases (Note 12)	(200,000)	(7,122)	—	(15,136)	—	—	(22,258)
Dividends declared ($0.80 per share)	—	—	—	—	(362,981)	—	(362,981)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 12 and 13C, D)	(266,103)	(11,165)	—	—	—	—	(11,165)
Balance at June 30, 2022	455,775,989	$16,216,512	$195,213	$22,118	$(123,090)	$(39,741)	$16,271,012
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
		Restated (Notes 3 and 5)		Restated (Notes 3 and 5)
OPERATING ACTIVITIES
Net income for the period	$275,845	$196,391	$385,597	$341,630
Add (deduct) adjusting items:
Amortization of property, plant and mine development	291,052	176,946	551,800	354,739
Deferred income and mining taxes	80,871	53,741	80,214	109,663
Unrealized loss on currency and commodity derivatives (Note 16)	33,569	17,131	9,514	16,390
Unrealized loss (gain) on warrants (Note 16)	21,095	(18,221)	20,182	13,589
Stock-based compensation (Note 13)	6,959	13,543	29,207	31,579
Foreign currency translation (gain) loss	(13,492)	2,440	(12,282)	(638)
Other	10,056	2,635	7,735	3,138
Changes in non-cash working capital balances:
Trade receivables	(233)	87	38,835	(4,417)
Income taxes	(3,461)	396	(43,331)	(68,087)
Inventories	(10,110)	(46,515)	168,042	(20,673)
Other current assets	(78,258)	(53,536)	(117,865)	(55,806)
Accounts payable and accrued liabilities	32,689	86,996	25,045	65,311
Interest payable	(13,316)	(12,658)	(1,995)	(400)
Cash provided by operating activities	633,266	419,376	1,140,698	786,018
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 9)	(408,596)	(216,761)	(701,747)	(408,902)
Cash and cash equivalents acquired in Kirkland acquisition (Note 5)	—	—	838,732	—
Acquisition of TMAC Resources Inc., net of cash and cash equivalents	—	—	—	(185,898)
Advance to TMAC Resources Inc. to fund repayment of debt	—	—	—	(105,000)
Payment to repurchase the Hope Bay royalty	—	—	—	(50,000)
Proceeds from sale of property, plant and mine development	135	80	522	542
Net (purchases) sales of short-term investments	(7,257)	2,216	(4,130)	666
Net proceeds from sale of equity securities	—	2,700	—	4,173
Purchases of equity securities and other investments	(18,411)	(5,380)	(31,854)	(10,849)
Payments for financial assets at amortized cost	—	(16,000)	—	(16,000)
Proceeds from loan repayment (Note 8)	40,000	—	40,000	—
Decrease in restricted cash	—	23,077	—	23,077
Cash (used in) provided by investing activities	(394,129)	(210,068)	141,523	(748,191)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 11)	—	100,000	100,000	340,000
Repayment of Credit Facility (Note 11)	—	(100,000)	(100,000)	(340,000)
Repayment of Senior Notes (Note 11)	(125,000)	—	(125,000)	—
Repayment of lease obligations	(8,476)	(10,047)	(16,786)	(15,471)
Dividends paid	(149,801)	(67,038)	(304,583)	(140,008)
Repurchase of common shares (Notes 12 and 13)	(22,258)	—	(50,147)	(34,606)
Proceeds on exercise of stock options (Note 13A)	6,104	8,244	23,945	16,645
Common shares issued	5,124	4,680	10,406	9,145
Cash used in financing activities	(294,307)	(64,161)	(462,165)	(164,295)
Effect of exchange rate changes on cash and cash equivalents	30	6,057	1,013	1,611
Net (decrease) increase in cash and cash equivalents during the period	(55,140)	151,204	821,069	(124,857)
Cash and cash equivalents, beginning of period	1,061,995	126,466	185,786	402,527
Cash and cash equivalents, end of period	$1,006,855	$277,670	$1,006,855	$277,670
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$33,219	$34,327	$41,422	$42,053
Income and mining taxes paid	$84,678	$44,518	$188,078	$153,171
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Mexico, Finland and Australia and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on July 27, 2022.
2.
BASIS OF PRESENTATION

A)
Statement of Compliance

The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) in United States (“US”) dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements.
These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2021 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Form 40-F for the year ended December 31, 2021, which were prepared in accordance with IFRS.
In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2022 and December 31, 2021 and the results of operations and cash flows for the three and six months ended June 30, 2022 and June 30, 2021.
Operating results for the three and six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2022.
B)
Basis of Presentation

Overview
These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
Subsidiaries
These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company’s involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.
Joint Arrangements
A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.
A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations from the date that joint control

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
2.
BASIS OF PRESENTATION (Continued)

commenced. Agnico Eagle’s 50% interest in each of Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.
3.
ACCOUNTING POLICIES

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2021 annual audited consolidated financial statements except as described below for amendments to accounting standards adopted effective January 1, 2022.
Amendments to Accounting Standards Adopted During the Period
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the condensed interim consolidated statements of income. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company adopted the standard on the effective date and applying it retrospectively to the fiscal year beginning January 1, 2021, resulted in an increase to revenue from mining operations from the sale of pre-commercial gold production of $33.6 million, an increase in production costs of $10.9 million, and an increase in income and mining taxes expense of $8.0 million during the six months ended June 30, 2021 and an increase to revenue from mining operations from the sale of pre-commercial gold production of $18.4 million, an increase in production costs of $5.9 million, and an increase in income and mining taxes expense of $4.4 million during the three months ended June 30, 2021, along with a corresponding net increase in the cost of property plant and mine development of $22.7 million and an increase in deferred income and mining tax liabilities of $8.0 million as at June 30, 2021.
Comparative Figures
Certain figures in the comparative condensed interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of these financial statements as at and for the three and six months ended June 30, 2022.
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.
5.
ACQUISITION

Kirkland
On February 8, 2022, the Company completed the acquisition of all the issued and outstanding shares of Kirkland in exchange for the issuance of Agnico Eagle common shares to former Kirkland shareholders. Each Kirkland shareholder received 0.7935 of a common share of Agnico as consideration for each Kirkland share, which resulted in the issuance of 209,274,263 Agnico common shares. Kirkland owns and operates the Detour Lake and Macassa mines in Canada and the Fosterville mine in Australia, and also owns exploration properties in Canada and Australia. The acquisition of Kirkland increased the Company’s production, mineral reserves and cash flow.
The Company determined that the transaction represented a business combination under IFRS 3 Business Combinations (“IFRS 3”), with Agnico identified as the acquirer and, as such, the transaction was accounted for using the acquisition method of accounting in accordance with IFRS 3.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
5.
ACQUISITION (Continued)

The aggregate preliminary purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Fair value of common shares issued	$10,268,584
Fair value of replacement share based compensation issued	14,522
$10,283,106
Assets acquired and liabilities assumed have been recorded at their preliminary estimates of fair value at the date of acquisition as follows:
	Preliminary(i)	Provisional Adjustment	Adjusted Preliminary
Cash and cash equivalents	$838,732	$—	$838,732
Inventories	384,678	$(35,402)	349,276
Other current assets	100,094	$—	100,094
Property, plant and mine development	10,086,336	$(15,000)	10,071,336
Goodwill	1,804,459	$4,060	1,808,519
Other assets	143,415	$44,354	187,769
Accounts payable and accrued and other liabilities	(235,778)	$—	(235,778)
Reclamation provision	(175,839)	$—	(175,839)
Deferred income and mining tax liabilities	(2,639,353)	$1,988	(2,637,365)
Other liabilities	(23,638)	$—	(23,638)
Total assets acquired, net of liabilities assumed	$10,283,106	$—	$10,283,106

Notes:
(i)
Estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at March 31, 2022.

The fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which will not exceed twelve months from the acquisition date. Where preliminary values are used in accounting for a business combination, they may be materially adjusted retrospectively in subsequent periods. In particular, the Company will continue to evaluate new information about the facts and circumstances that existed as of the acquisition date pertaining to the fair value of property, plant and mine development, goodwill and deferred income and mining tax liabilities. An adjustment was made to the preliminary purchase price allocation during the three months ended June 30, 2022 to reflect refinements to the estimated fair value of inventory.
None of the goodwill is expected to be deductible for income and mining tax purposes.
The Company incurred acquisition-related and severance costs of $11.3 million during the three months ended June 30, 2022 and $92.1 million in the six months ended June 30, 2022 which are recorded in the other expenses line of the condensed interim consolidated statements of income.
The results of operations, cash flows and net assets of Kirkland have been consolidated with those of the Company from February 8, 2022. For the three (six) months ended June 30, 2022, Kirkland contributed revenue of $633.8 million ($1,133.1 million) and earnings before income and mining taxes of $274.0 million ($386.2 million). Total consolidated revenue and earnings before income and mining taxes of the Company for the three (six) months ended June 30, 2022, were $1,581.1 million ($2,906.8 million) and $435.7 million ($610.3 million), respectively. If the acquisition of Kirkland had taken place on January 1, 2022, pro forma total consolidated revenue and income before income and mining taxes for the Company would have been approximately $2,960.7 million and $626.0 million, respectively, for the six months ended June 30, 2022.
TMAC Resources (“TMAC”)
On February 2, 2021, the Company completed the acquisition of all the issued and outstanding common shares and equity instruments exchangeable for common shares of TMAC under a plan of arrangement pursuant to the Business Corporations Act (Ontario). TMAC owned and operated the Hope Bay mine, and also owned exploration properties in the Kitikmeot region of Nunavut.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
5.
ACQUISITION (Continued)

Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination using the acquisition method of accounting. The aggregate purchase consideration for the acquired assets, net of the liabilities assumed is as follows:
Purchase of TMAC common shares for C$2.20 per share	$225,580
A fair value approach was applied by management in developing estimates of the amounts of identifiable assets of TMAC acquired and liabilities assumed.
The final estimates of fair value have been adjusted retrospectively to the acquisition date. Certain previously reported financial statement line items for the three and six months ended June 30, 2021 were updated to reflect the impact of the adjusted final estimates of fair value of assets acquired and liabilities assumed related to the acquisition of TMAC.
The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed based on management’s previously reported preliminary estimates and adjusted final estimates of fair value.
	Preliminary(i)	Adjustments	Adjusted Final
Cash and cash equivalents	$39,682	$—	$39,682
Restricted cash	21,796	—	21,796
Inventories	84,576	—	84,576
Other current assets	2,028	—	2,028
Property, plant and mine development	206,507	(23,397)	183,110
Deferred income tax asset	109,700	23,397	133,097
Accounts payable and accrued and other liabilities(ii)	(84,805)	—	(84,805)
Advance due to Agnico Eagle	(105,000)	—	(105,000)
Reclamation provision	(48,904)	—	(48,904)
Total assets acquired, net of liabilities assumed	$225,580	$—	$225,580

Notes:
(i)
Preliminary estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at the acquisition date.

(ii)
Included $50.0 million payable to repurchase the Hope Bay 1.5% net smelter return royalty.

Immediately prior to the closing of the transaction and in accordance with its terms, TMAC long-term debt was retired and the Company partially funded the repayment. The acquisition also triggered a one-time option for TMAC to buy-back a 1.5% net smelter return royalty on the Hope Bay property from Maverix Metals Inc. for $50.0 million, which was exercised prior to closing, with the payment made shortly after the acquisition date.
The Company incurred acquisition-related costs of $2.8 million which were recorded in other expenses in the consolidated statements of income for the year ended December 31, 2021.
6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
6.
FAIR VALUE MEASUREMENT (Continued)

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.
During the three and six months ended June 30, 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at June 30, 2022 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$10,401	$—	$10,401
Equity securities	256,555	21,578	—	278,133
Share purchase warrants	—	17,761	—	17,761
Fair value of derivative financial instruments	—	11,494	—	11,494
Total financial assets	$256,555	$61,234	$—	$317,789
Financial liabilities:
Fair value of derivative financial instruments	$—	$30,792	$—	$30,792
Total financial liabilities	$—	$30,792	$—	$30,792
Valuation Techniques
Trade Receivables
Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).
Equity Securities
Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).
Derivative Financial Instruments and Warrants
The Company holds share purchase warrants of certain publicly traded entities. Share purchase warrants are accounted for as derivative financial instruments and presented as part of investments in the condensed interim consolidated balance sheets. Derivative financial instruments, classified within Level 2 of the fair value hierarchy, are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the condensed interim consolidated balance sheets at June 30, 2022 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company’s credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. See Note 11.
Lease obligations are recorded on the condensed interim consolidated balance sheets at June 30, 2022 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company’s current incremental borrowing

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
6.
FAIR VALUE MEASUREMENT (Continued)

rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts as a result of the difference between the incremental borrowing rates used at the initial recognition date and the current market rates at June 30, 2022.
7.
INVENTORIES

During the three months ended June 30, 2022, impairment losses of $9.8 million (2021 — $7.5 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value. During the six months ended June 30, 2022, impairment losses of $35.5 million (2021 — $11.7 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.
8.
OTHER ASSETS

A)
Other Current Assets

	As at June 30, 2022	As at December 31, 2021
Federal, provincial and other sales taxes receivable	$140,360	$81,450
Prepaid expenses	168,130	90,681
Other receivables	29,397	24,594
Short term investments	9,418	5,288
Other	4,861	2,121
Total other current assets	$352,166	$204,134

B)
Other Assets

	As at June 30, 2022	As at December 31, 2021
Non-current ore in stockpiles and on leach pads	$329,843	$274,576
Non-current prepaid expenses	26,512	27,481
Non-current loans receivable	3,898	37,942
Non-current other receivables	3,287	10,098
Intangible asset	56,061	—
Investment in associate	11,096	—
Other	4,501	3,101
Total other assets	$435,198	$353,198
During the three months ended June 30, 2022, the non-current loan receivable relating to the credit facility provided to Orla Mining Ltd. (“Orla) was repaid in full and the Company received proceeds of $40.0 million.
The Company currently has an intangible asset with a finite useful life, which represents an electricity contract acquired as part of the Kirkland acquisition under which the Detour Lake mine is paying below market rates over a five year period.
9.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the six months ended June 30, 2022, $566.9 million of additions (excluding $10.1 billion of property, plant and mine development assets acquired in the Kirkland acquisition — see Note 5), (year ended December 31, 2021 — $944.9 million) were capitalized to property, plant and mine development.
Total borrowing costs capitalized to property, plant and mine development during the six months ended June 30, 2022 were approximately $1.46 million (year ended December 31, 2021 — $3.5 million) at a capitalization rate of 1.12% (year ended December 31, 2021 — 1.20%).
Assets with a net book value of $7.4 million were disposed of by the Company during the six months ended June 30, 2022 (year ended December 31, 2021 — $13.6 million), resulting in a loss on disposal of $3.9 million (year ended December 31, 2021 — $9.5 million) which was recorded in the other expenses line item in the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
9.
PROPERTY, PLANT AND MINE DEVELOPMENT (Continued)

See Note 19 to these condensed interim consolidated financial statements for capital commitments.
10.
INVESTMENTS

	As at June 30, 2022	As at December 31, 2021
Equity securities	$278,133	$268,950
Share purchase warrants	17,761	74,559
Total investments	$295,894	$343,509

11.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at June 30, 2022 and December 31, 2021:
		As at June 30, 2022				As at December 31, 2021
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 6.77%	$1,450,000	$(5,292)	$1,444,708	$1,403,983	$1,569,074	$1,727,969
Credit Facility	Variable	—	(3,512)	(3,512)	(3,512)	(3,851)	(3,851)
Total long-term debt		$1,450,000	$(8,804)	$1,441,196	$1,400,471	$1,565,223	$1,724,118
The following table sets out the long-term debt included in the condensed interim consolidated balance sheets:
	As at June 30, 2022	As at December 31, 2021
Current portion of long-term debt	$200,000	$225,000
Non-current portion of long-term debt	1,241,196	1,340,223
Total long-term debt	$1,441,196	$1,565,223
2010 Notes
On April 7, 2022 the Company repaid $125.0 million of 2010 Series C 6.77% notes at maturity. As at June 30, 2022 the principal amount of the 2010 Notes was fully repaid.
Credit Facility
During the six months ended June 30, 2022, Credit Facility drawdowns and repayments each totaled $100.0 million (six months ended June 30, 2021 — $340.0 million). As at June 30, 2022, $1,199.1 million was available for future drawdown under the Credit Facility (December 31, 2021 — $1,199.1 million). Credit Facility availability is reduced by outstanding letters of credit, which were $0.9 million as at June 30, 2022 (December 31, 2021 — $0.9 million).
12.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
12.
EQUITY (Continued)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net income for the period — basic	$275,845	$196,391	$385,597	$341,630
Add: Dilutive impact of cash settling LTIP	(2,745)	—	398	—
Net income for the period — diluted	273,100	196,391	385,995	341,630
Weighted average number of common shares outstanding — basic (in thousands)	455,285	243,337	419,997	243,165
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	1,252	714	1,275	653
Add: Dilutive impact of employee stock options	250	710	261	555
Weighted average number of common shares outstanding — diluted (in thousands)	456,787	244,761	421,533	244,373
Net income per share — basic	$0.61	$0.81	$0.92	$1.40
Net income per share — diluted	$0.60	$0.80	$0.92	$1.40
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three and six months ended June 30, 2022, 2,711,061 (2021 — 1,589,737) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
On April 28, 2022, Agnico Eagle received approval from the Toronto Stock Exchange to establish a normal course issuer bid (“NCIB”) program. Under the NCIB, the Company may purchase for cancellation, on the open market at its discretion, during the period commencing on May 4, 2022 and ending on the earlier of May 3, 2023 and the completion of purchases under the NCIB, up to the lesser of 5% of issued and outstanding common shares of Agnico Eagle (“Common Shares”) and that number of Common Shares that can be purchased by Agnico Eagle under the NCIB for an aggregate purchase price, excluding commissions, of not more than $500,000,000 subject to the normal terms and limitations of such bids. Based on the closing share price of $55.85 on April 28, 2022, 8,952,551 Common Shares would be purchasable under the NCIB, representing approximately 1.96% of the issued and outstanding Common Shares as of April 28, 2022. As of April 28, 2022, Agnico Eagle had 455,706,160 issued and outstanding Common Shares.
During the three and six months ended June 30, 2022, the Company repurchased 453,000 common shares for $22.3 million at an average price of $49.13 as part of its authorized NCIB program. Of the shares purchased, 200,000 were cancelled as of June 30, 2022. The book value of the cancelled shares was $7.1 million and was treated as a reduction to common share capital. The portion of the consideration paid in for the repurchased shares in excess of their book value was treated as a reduction to contributed surplus.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
13.
STOCK-BASED COMPENSATION

A)
Employee Stock Option Plan (“ESOP”)

The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Six Months Ended June 30, 2022			Six Months Ended June 30, 2021
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,482,941	C$	74.43	3,421,404	C$	65.27
Granted	1,643,801		67.10	1,590,750		89.59
Exercised	(529,195)		57.76	(354,377)		59.03
Forfeited	(121,618)		79.68	(42,635)		80.03
Outstanding, end of period	5,475,929	C$	73.73	4,615,142	C$	74.00
Options exercisable, end of period	3,157,842	C$	71.65	2,201,327	C$	67.68
The average share price of Agnico Eagle’s common shares during the six months ended June 30, 2022 was C$69.69 (2021 — C$81.93).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Six Months Ended June 30,
	2022	2021
Risk-free interest rate	1.65%	0.54%
Expected life of stock options (in years)	2.4	2.4
Expected volatility of Agnico Eagle’s share price	30.0%	38.0%
Expected dividend yield	2.9%	2.2%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
Compensation expense related to the ESOP amounted to $3.2 million for the three months ended June 30, 2022 (2021 — $3.9 million) and $9.3 million for the six months ended June 30, 2022 (2021 — $12.7 million).
B)
Incentive Share Purchase Plan (“ISPP”)

During the six months ended June 30, 2022, 286,967 common shares were subscribed for under the ISPP (2021 — 229,040) for a value of $15.5 million (2021 — $13.7 million). The total compensation cost recognized during the three months ended June 30, 2022 related to the ISPP was $2.6 million (2021 — $2.4 million) and $5.2 million for the six months ended June 30, 2022 (2021 — $4.6 million).
C)
Restricted Share Unit (“RSU”) Plan

During the six months ended June 30, 2022, 366,586 (2021 — 317,114) RSUs were granted with a grant date fair value of $19.4 million (2021 — $23.6 million). In the first six months of 2022, the Company funded the RSU plan by transferring $19.4 million (2021 — $23.6 million) to an employee benefit trust that then purchased common shares of the Company in the open market. On February 8, 2022, all outstanding Kirkland RSUs were converted to 324,884 Agnico replacement RSUs in connection with the acquisition of Kirkland (Note 5). The replacement RSU’s are accounted for as cash-settled share based liabilities. At each reporting date, and on settlement, the share based liabilities are remeasured, with changes in fair value recognized as compensation expense in the period.
Compensation expense related to the RSU plan was $7.0 million for the three months ended June 30, 2022 (2021 — $4.8 million) and $13.4 million for the six months ended June 30, 2022 (2021 — $12.2 million). Compensation expense related to the RSU plan is included in the production and general and administrative line items of the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
13.
STOCK-BASED COMPENSATION (Continued)

D)
Performance Share Unit (“PSU”) Plan

During the six months ended June 30, 2022, 157,500 (2021 — 148,500) PSUs were granted. In the first six months of 2022, the Company funded the PSU plan by transferring $8.3 million (2021 — $11.1 million) to an employee benefit trust that then purchased common shares of the Company in the open market. On February 8, 2022, all outstanding Kirkland PSUs were converted to 324,308 Agnico replacement PSUs in connection with the acquisition of Kirkland (Note 5). The replacement PSU’s are accounted for as cash-settled share based liabilities. At each reporting date, and on settlement, the share based liabilities are remeasured, with changes in fair value recognized as compensation expense in the period.
Compensation expense related to the PSU plan was $2.0 million for the three months ended June 30, 2022 (2021 — $2.7 million) and $9.0 million for the six months ended June 30, 2022 (2021 — $5.0 million).Compensation expense related to the PSU plan is included in the production and general and administrative line items of the condensed interim consolidated statements of income.
E)
Deferred Share Unit (“DSU”) Plan

On February 8, 2022, all outstanding Kirkland DSUs were converted to 91,840 Agnico replacement DSUs in connection with the acquisition of Kirkland (Note 5). The DSU Plan is for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director. The replacement DSUs are classified as cash-settled share based liabilities. Until settlement, the fair value of the share based liabilities are remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as compensation expense or recovery in the period.
Compensation recovery related to the converted DSUs amounted to $1.2 million for the three months ended June 30, 2022 and compensation expense was nil for the six months ended June 30, 2022. Charges related to the DSU plan are included in the general and administrative line item of the condensed interim consolidated statements of income.
14.
OTHER RESERVES

The following table sets out the movements in other reserves for the six months ended June 30, 2022 and 2021:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2020	$97,216	$(11,964)	$85,252
Net change in cash flow hedge reserve	—	588	588
Transfer of gain on disposal of equity securities to deficit	(1,853)	—	(1,853)
Net change in fair value of equity securities	(26,862)	—	(26,862)
Balance at June 30, 2021	$68,501	$(11,376)	$57,125
Balance at December 31, 2021	$65,065	$(10,789)	$54,276
Net change in cash flow hedge reserve	—	588	588
Net change in fair value of equity securities	(94,605)	—	(94,605)
Balance at June 30, 2022	$(29,540)	$(10,201)	$(39,741)
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
15.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
		Restated (Note 3)		Restated (Note 3)
Revenues from contracts with customers	$1,582,685	$982,730	$2,907,537	$1,932,814
Provisional pricing adjustments on concentrate sales	(1,627)	1,923	(791)	1,462
Total revenues from mining operations	$1,581,058	$984,653	$2,906,746	$1,934,276
The following table sets out the disaggregation of revenues by metal:
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
		Restated (Note 3)		Restated (Note 3)
Revenues from contracts with customers:
Gold	$1,560,058	$953,664	$2,861,228	$1,874,820
Silver	13,437	19,487	29,497	39,929
Zinc	3,180	2,341	4,181	5,134
Copper	6,010	7,238	12,631	12,931
Total revenues from contracts with customers	$1,582,685	$982,730	$2,907,537	$1,932,814

16.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Euro, the Australian dollar and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at June 30, 2022, the Company had outstanding derivative contracts related to $2,491.3 million of 2022 and 2023 expenditures (December 31, 2021 — $2,375.2 million). The Company recognized mark-to-market adjustments in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2022 and 2021 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at June 30, 2022 or December 31, 2021. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Nunavut operations’ diesel fuel exposure. There were derivative financial instruments outstanding as at June 30, 2022 relating to 3.0 million gallons of heating oil (December 31, 2021 — 10.9 million). The related mark-to-market adjustments prior to settlement were recognized in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
16.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.
Share Purchase Warrants
The Company holds warrants to acquire equity securities of certain issuers in the mining industry. These warrants are not part of the Company’s core operations, and accordingly, gains and losses from these investments are not representative of the Company’s performance during the year.
The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income.
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Premiums realized on written foreign exchange call options	$(451)	$(499)	$(769)	$(1,445)
Unrealized loss (gain) on warrants	21,095	(18,221)	20,182	13,589
Realized gain on currency and commodity derivatives	(13,460)	(19,531)	(16,838)	(28,588)
Unrealized loss on currency and commodity derivatives	33,569	17,131	9,514	16,390
Loss (gain) on derivative financial instruments	$40,753	$(21,120)	$12,089	$(54)

17.
OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the condensed interim consolidated statements of income:
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Loss on disposal of property, plant and mine development (Note 9)	$2,828	$2,565	$3,914	$4,388
Interest income	(3,770)	(1,058)	(4,975)	(1,785)
Temporary suspension and other costs due to COVID-19	1,710	3,971	10,752	8,050
Acquisition costs (Note 5)	11,372	—	92,139	2,831
Gain on sale of exploration properties	—	—	—	(10,000)
Other	7,434	266	7,343	(249)
Total other expenses	$19,574	$5,744	$109,173	$3,235
In the three months ended June 30, 2022, the Company incurred $11.3 million of transaction and severance costs in connection with the acquisition of Kirkland (Note 5) and in the six months ended June 30, 2022, the Company incurred $92.1 million of transaction and severance costs in connection with the acquisition of Kirkland (Note 5). In the three and six months ended June 30, 2021 the Company incurred transaction costs of $2.8 million in connection with the acquisition of TMAC (Note 5).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
18.
SEGMENTED INFORMATION

	Six Months Ended June 30, 2022
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Nunavut, Quebec and Europe:
LaRonde mine	$274,231	$(79,790)	$—	$194,441
LaRonde Zone 5 mine	58,388	(33,866)	—	24,522
Goldex mine	131,521	(52,747)	—	78,774
Meadowbank Complex	266,930	(204,084)	—	62,846
Meliadine mine	346,084	(165,065)	—	181,019
Canadian Malartic joint operation	297,105	(113,342)	(11,909)	171,854
Kittila mine	216,488	(102,766)	—	113,722
Total Nunavut, Quebec and Europe	1,590,747	(751,660)	(11,909)	827,178
Ontario, Australia and Mexico:
Detour Lake mine	600,293	(257,394)	—	342,899
Macassa mine	164,248	(65,315)	—	98,933
Fosterville mine	368,602	(136,304)	—	232,298
Pinos Altos mine	103,327	(72,409)	—	30,918
Creston Mascota mine	2,918	(1,099)	—	1,819
La India mine	76,467	(35,190)	—	41,277
Total Ontario, Australia and Mexico	1,315,855	(567,711)	—	748,144
Exploration(i)	144	—	(124,285)	(124,141)
Segment totals	$2,906,746	$(1,319,371)	$(136,194)	$1,451,181
Total segments income				$1,451,181
Corporate and other:
Amortization of property, plant and mine development				(551,800)
General and administrative				(116,817)
Finance costs				(43,614)
Loss on derivative financial instruments				(12,089)
Foreign currency translation gain				12,282
Care and maintenance				(19,713)
Other expenses				(109,173)
Income before income and mining taxes				$610,257

Note:
(i)
Exploration includes the Hope Bay mine.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
18.
SEGMENTED INFORMATION (Continued)

	Six Months Ended June 30, 2021 Restated (Notes 3 and 5)
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Nunavut, Quebec and Europe:
LaRonde mine	$320,493	$(111,148)	$—	$209,345
LaRonde Zone 5 mine	54,788	(26,938)	—	27,850
Goldex mine	124,394	(47,774)	—	76,620
Meadowbank Complex	289,709	(183,696)	—	106,013
Meliadine mine	346,426	(125,278)	—	221,148
Hope Bay mine	67,295	(41,669)	—	25,626
Canadian Malartic joint operation	332,253	(118,926)	(2,017)	211,310
Kittila mine	206,745	(96,604)	—	110,141
Total Nunavut, Quebec and Europe	1,742,103	(752,033)	(2,017)	988,053
Mexico:
Pinos Altos mine	129,674	(71,343)	—	58,331
Creston Mascota mine	17,231	(4,426)	—	12,805
La India mine	45,268	(22,624)	—	22,644
Total Mexico	192,173	(98,393)	—	93,780
Exploration	—	—	(66,634)	(66,634)
Segment totals	$1,934,276	$(850,426)	$(68,651)	$1,015,199
Total segments income				$1,015,199
Corporate and other:
Amortization of property, plant and mine development				(354,739)
General and administrative				(76,258)
Finance costs				(45,429)
Gain on derivative financial instruments				54
Foreign currency translation gain				638
Other expenses				(3,235)
Income before income and mining taxes				$536,230

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
18.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	June 30, 2022	December 31, 2021
		Restated (Note 3)
Nunavut, Quebec and Europe:
Meadowbank Complex	$1,185,764	$1,195,060
Meliadine mine	2,267,512	2,299,564
LaRonde mine	989,425	946,218
LaRonde Zone 5 mine	102,665	93,699
Goldex mine	322,933	315,266
Canadian Malartic joint operation	1,521,382	1,508,675
Kittila mine	1,602,248	1,600,278
Total Nunavut, Quebec and Europe	7,991,929	7,958,760
Ontario, Australia and Mexico:
Detour Lake mine	7,229,690	—
Macassa mine	1,963,592	—
Fosterville mine	1,680,290	—
Pinos Altos mine	456,127	466,334
La India mine	229,086	233,376
Creston Mascota mine	4,601	5,068
Total Ontario, Australia and Mexico	11,563,386	704,778
Non-Operating properties	264,716	4,015
Exploration	806,299	959,005
Corporate and other(i)	2,559,778	589,532
Total assets	$23,186,108	$10,216,090

Note:
(i)
Preliminary goodwill related to the Kirkland acquisition (Note 5) has not been allocated to individual CGU’s as at June 30, 2022 and is presented within the Corporate and other line item in the above table. The allocation of goodwill will be completed when the purchase price allocation is finalized.

19.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2022, the total amount of these guarantees was $660.1 million.
As at June 30, 2022 the Company had $179.2 million of commitments related to capital expenditures.
20.
ONGOING LITIGATION

Kirkland
Effective as of February 8, 2022, the Company acquired all the issued and outstanding shares of Kirkland (Note 5). Kirkland had previously disclosed the existence of certain contingent liabilities relating to outstanding litigation matters involving Kirkland and/or its wholly owned subsidiaries, some of which were amalgamated as part of a pre-closing corporate reorganization completed in early February 2022. These litigation matters remain outstanding following the acquisition, and management continues to believe that the claims have no merit and will be defended. In both cases, no amounts have been recorded for any potential liability and the Company believes that the likelihood of loss is undeterminable at this point.
On August 16, 2021, and as subsequently amended in November 2021, International Royalty Corporation (“IRC”) filed a notice of action against Newmont Canada Corporation, Newmont Corporation, Newmont Canada FN Holdings ULC (collectively referred

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2022
20.
ONGOING LITIGATION (Continued)

to herein as “Newmont Entities”) and Kirkland and St. Andrew Goldfields (collectively, the “Kirkland Entities”), on a joint and several basis. In the claim, IRC is alleging that the Newmont Entities and Kirkland Entities have conducted their affairs in a manner that is oppressive or unfairly prejudicial to IRC by depriving IRC of certain royalty payments on the Holt Property which is owned by the Company. The Company filed a motion for summary judgement which was heard in March 2022. No decision has been issued.
The Company’s wholly owned subsidiary, Kirkland is the defendant in two putative class action complaints filed on June 29, 2020 and July 17, 2020 (and subsequently amended) in the United States District Court for the Southern District of New York (the “Court”). The complaints allege that during the period from January 8, 2018 and November 25, 2019, Kirkland and Kirkland’s former chief executive officer violated the United States securities laws by misrepresenting or failing to disclose material information regarding Kirkland’s acquisition of Detour Gold Corporation (“Detour”) which successfully closed in January 2020.
Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. On January 22, 2021, Kirkland filed a motion to dismiss. On September 30, 2021, the Court dismissed several of the plaintiff’s claims against Kirkland. The Company continues to believe that the one outstanding claim is without merit.
Kittila permits
In 2020, the Regional State Administrative Agency of Northern Finland granted Agnico Eagle Finland Oy (“Agnico Finland”) environmental and water permits that would allow Agnico Finland to enlarge the CIL2 tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed to the Vaasa Administrative Court in Finland. The appeals were granted, in part, in July 2022 with the result that the permits were returned for reconsideration by the Regional State Administrative Agency of Northern Finland.
The Company is evaluating the decisions of the Vaasa Administrative Court to determine the impact they may have on operations at the Kittila mine. In addition, the Company will appeal the decisions of the Vaasa Administrative Court to the Supreme Administrative Court of Finland in early August. The Company intends to continue to operate at current levels while it communicates with relevant regulatory authorities and other stakeholders to determine additional next steps regarding these permits.
21.
SUBSEQUENT EVENTS

Dividends Declared
On July 27, 2022, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $182.3 million), payable on September 15, 2022 to holders of record of the common shares of the Company on September 1, 2022.